RA NNUAL REPORT 2003

Reckson Associates Realty Corp.



Class A

Reckson Associates Realty Corp.
A first-class real estate company of
Class A people, properties and performance.

2003

transformation

foundation

expectation

financials







NYC
28%
LI
34%
WC/CT
24%

First Quarter 2003
Actual



NYC
35%
NJ
14%
LI
25%
WC/CT
26%

Fourth Quarter 2003
Pro Forma For
Long Island Industrial
Portfolio Sale



NYC
42%
NJ
13%
LI
23%
WC/CT
22%

Fourth Quarter 2003
Pro Forma Including
1185 Avenue Of
The Americas, NYC
Acquisition

Scott Rechler
President and
Chief Executive Officer

2003 Portfolio Composition(a)

(a) Net operating income (property operating revenues less property operating expenses) pro forma for pro rata share of consolidated and unconsolidated joint ventures and excludes One Orlando Centre, FL. Forward-looking statements based upon management's estimates. Actual results may differ materially.

To Our Shareholders:

Successfully running a company for the long-term requires the discipline to periodically evaluate your strategy in the context of the ever-changing state of the business environment and make adjustments when appropriate. Sometimes this self-evaluation results in minor strategic adjustments. Other times these strategic shifts are more substantial – in some cases they are even transforming.

During Reckson's nearly five decades of existence there have been a number of instances when strategic adjustments were made that were transforming. In the late '70s, we recognized an increasing demand from the service sector and broadened our strategy from Long Island industrial development to also focus on the development of Long Island office properties. As a result, by the late '80s Reckson was the largest owner and manager of Class A office and industrial assets on Long Island. In the mid '90s, we saw the opportunity to again transform our business model by expanding from Long Island to the other markets throughout the New York Tri-State area. In June of 1995, we completed an initial public offering to fund our new strategy and aggressively began to execute our expansion. By the end of 2000, Reckson was one of the largest owners of Class A office and industrial properties with a meaningful presence in the Long Island, Westchester, Connecticut, New Jersey and Manhattan markets. During this period, we increased our portfolio by approximately four times and our market capitalization by approximately ten times.

As we completed our self-evaluation at the beginning of 2003, it became clear that material strategic and organizational adjustments were required to enable Reckson to continue to grow competitively and prosper over the long-term. We concluded that Reckson must:

- complete its evolution from a family based company to a "best in class" public company;
- address its organizational structure to reduce overhead and promote talent from within; and
- refine the focus of its portfolio to higher growth Class A office assets located throughout the New York Tri-State area.

2003 will be remembered as a transforming year for Reckson. In September, we announced a sweeping strategic restructuring starting with the reorganization of our management team, including the departure of certain Rechler family members and the promotion of other key members of senior management. This restructuring, along with other organizational changes, is expected to result in approximately $9.5 million of annual operating cost savings. At the same time, we made a number of changes in support of our commitment to be a leader in corporate governance. Finally, we sold our Long Island industrial portfolio to members of the Rechler family for $315.5 million and reinvested these proceeds into a New York City Class A office building. With these changes in place, Reckson is well positioned to go forward as a leaner and more focused company.

transform tion...

"2003 will be remembered as a transforming year for Reckson."




SEC MAIL PROCESSING
RECEIVED
APR 1 5 2004
WASH, D.C. 158 SECTION

Our Management Team

Reckson was founded by the Rechler family whose members led the Company throughout its history. The family prided itself on building a company that maintained a strong set of core values, ensuring that it operated with the highest level of integrity, provided the highest level of service to its tenants and respected its long-term relationships. The family's objective was to build a company that could carry on beyond the family. To achieve this objective we developed a culture of "clock building" versus "time telling" – constantly upgrading our internal processes to make our company more effective and consistent throughout the organization. In addition, we focused on cultivating a high quality management team that had the capability to succeed to leadership roles. The Company's restructuring offered the perfect opportunity to "pass the baton" to this maturing team.

When Donald, Roger, Mitchell and Gregg Rechler left the Company's management, we were able to tap a pool of talent for new leadership roles. Salvatore Campofranco, who formerly served as Managing Director of our highly successful Westchester and Connecticut Division, was appointed to the role of Chief Operating Officer. F.D. "Rick" Rich III was appointed to Chief Administrative Officer from his role as Chief Information Officer. Together Sal and Rick will oversee the day-to-day operations of the Company. Philip "Tod" Waterman III, who presently serves as Managing Director of our New York City Division, has also assumed the role of Chief Development Officer to focus on sourcing new growth and leasing opportunities for the Company. Lastly, we asked Michael Maturo, our Chief Financial Officer, to also assume the role of Chairman of the Investment Committee to oversee the capital allocation decisions of the Company. In connection with the restructuring, we promoted ten team members, in total, to new leadership roles. I have worked with these individuals for many years and have tremendous confidence in them all. They are talented, passionate about our business and committed to the success of Reckson.

The sale of the Long Island industrial portfolio and executive changes should enable us to reduce our annual overhead by approximately $7.5 million. In addition, the restructuring offered us the opportunity to re-evaluate the way we have operated in the past. We set out to streamline our entire organization and further reduce overhead. By re-engineering our operations we were able to identify an additional $2.0 million of estimated annual operating cost savings. We believe we will be able to achieve these efficiencies without the loss of our value-added capabilities and will continue to search for ways to operate more cost effectively as we go forward.



Leadership in Corporate Governance

Reckson recognizes the importance of being a leader in corporate governance and ensuring the highest level of alignment between its management team and its shareholders. Our job is to operate Reckson for the benefit of its shareholders. We believe that it is our responsibility to provide Reckson's shareholders with a candid and transparent view of our business and a means for them to exercise their will as owners. To that end, in 2003 we announced the following adjustments to our corporate governance:

- modification of the composition of Reckson's board of directors to consist of six independent directors and only two inside directors;
- de-staggering of the board of directors so that Reckson's shareholders can vote on the entire slate of directors each year;
- elimination of all Operating Partnership conflicts, becoming one of the first of our peers to address this misalignment;
- election to opt out of Maryland anti-takeover provisions;
- modification of the ownership limit related to the "five or fewer" rule so that it will only be in existence to preserve Reckson's REIT status and not as an anti-takeover tool;
- adjustment of the board of directors' compensation so that a substantial portion of board compensation is in the form of Reckson stock which is required to be held during each board member's tenure; and
- establishment of an independent lead director.

Subsequent to the end of 2003, we further enhanced our corporate governance with the appointment of three new, highly qualified, independent directors – Douglas Crocker, Stanley Steinberg and Elizabeth McCaul. In addition, we announced new corporate policies that will require minimum equity ownership by directors and a mandatory rotation of at least one independent director every three years.







Opposite: F.D. Rich III Executive Vice President and Chief Administrative Officer; **Philip Waterman III** Executive Vice President, Chief Development Officer and Managing Director, New York City; **Michael Maturo** Executive Vice President and Chief Financial Officer; **Jason Barnett** Executive Vice President and General Counsel; **Salvatore Campofranco** Executive Vice President and Chief Operating Officer


ONE WAY
1185 AVENUE OF THE AMERICAS
NEW YORK CITY

Our Portfolio

Reckson focuses on owning the highest quality, best located Class A office properties in the New York Tri-State area. To achieve this objective we are constantly refining our portfolio – selling properties where we have maximized value or that are no longer core to our strategy and acquiring properties that offer us the opportunity to create value or enhance our market presence. With each investment and disposition we seek to increase the strength of our franchise. In 2003, we completed over $800 million of investment and disposition transactions, the largest being the $315.5 million sale of the Long Island industrial portfolio and the $321 million purchase of 1185 Avenue of the Americas in New York City. These transactions enabled us to trade out of a slower growing, non-strategic industrial portfolio and into a premier Class A Manhattan office building with significant growth potential.

1185 Avenue of the Americas is a 1.1 million square foot, 42-story, Class A office tower located on Sixth Avenue between 46th and 47th Streets with direct access to the Rockefeller Center Concourse and Transportation Hub. With 40% of the leases expiring through 2011 at rents estimated to be approximately 58% below market, we believe there is the potential to significantly increase the property's net operating income. Reckson was able to opportunistically acquire 1185 because the property is going through a state of transition with one of its largest tenants in bankruptcy, a complicated ground lease structure and the need for certain infrastructure upgrades. In addition, the property's sellers were faced with a debt maturity scheduled for August 2004.

1185 is the type of value-added transaction that Reckson has built its reputation on by offering us the opportunity to use our operating and market expertise to effectively underwrite the property's risk and capitalize on its upside. In addition, this transaction enabled us to further enhance our portfolio concentration and growth prospects. Following the sale of the Long Island industrial portfolio and the purchase of 1185, 42% of our anticipated net operating income will be derived from the attractive







found tion...

"With each investment and disposition we seek to increase the strength of our franchise."

New York City market. Reckson's New York City portfolio offers significant growth with rents on leases that are scheduled to expire in 2005 and 2006 approximately 25% below today's market rent.

During 2004, we will continue to refine our portfolio by allocating capital to the highest quality, Class A office buildings in the New York Tri-State area's central business districts and primary commercial suburban submarkets. Properties that do not meet this standard, either in location or quality, will be targeted for sale. Our intent is to redeploy sale proceeds into higher quality properties that offer greater opportunity for better long-term operating performance. In addition, we will continue to make opportunistic investments in non-core assets in our markets where we believe that we can create value. However, once we execute our business plan, we may seek to sell these assets.

"...we will continue to refine our portfolio by allocating capital to the highest quality, Class A office buildings in the New York Tri-State area..."

We have a number of non-core, non-income producing holdings that we intend to dispose of throughout 2004 and into 2005. These holdings include Reckson's interest in RSVP related entities and certain well located land parcels. Of Reckson's approximately 325 acres of land, we anticipate selling the parcels that are either unlikely to be developed for office use in the near-term or can achieve a higher valuation if re-zoned for another use.



ABOVE: MATTHEW DUTHIE SENIOR VICE PRESIDENT AND DIRECTOR OF OPERATIONS, NEW YORK CITY; **KENNETH BAUER** SENIOR VICE PRESIDENT AND CO-DIRECTOR, LONG ISLAND; **GREG CAGGAINELLO** SENIOR VICE PRESIDENT AND CO-DIRECTOR, WESTCHESTER/CONNECTICUT; **JOHN BARNES** SENIOR VICE PRESIDENT AND CO-DIRECTOR, WESTCHESTER/CONNECTICUT; **WALTER SMITH** SENIOR VICE PRESIDENT AND CO-DIRECTOR, LONG ISLAND



1055 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT
ACQUIRED IN 2003

Our Markets

During 2003, our markets remained challenging as geopolitical and economic uncertainty kept companies from expanding, while remnants of past corporate credit issues added supply to the markets. In addition, we saw a material rise in tenant concessions which negatively impacted net effective rents. Reckson's office portfolio occupancy dropped 4.2% as we addressed the return of over 700,000 square feet of space that was leased by WorldCom/MCI, Arthur Andersen and other financially troubled tenants. Although we started the year with our office portfolio 95.7% occupied and completed extensive leasing, we still lost occupancy and ended the year 91.5% occupied.

Recently we have seen leasing activity begin to pick up. Tenants, perceiving that we are on the cusp of an economic recovery, have begun to capitalize on the attractive market conditions to upgrade their space, consolidate operations or lock in relatively low pricing. We believe that the markets have bottomed but that they will remain competitive throughout 2004. Positive market indicators include the reduction of sublet space, the recovery of the financial services sector and instances of tenants taking space for expansion.

While we do not expect a material recovery in overall market occupancies, we do expect Reckson's occupancy to improve in 2004. We have a visible leasing pipeline throughout our portfolio and believe that we will execute on many of these opportunities. Reckson's franchise, the quality of our properties, our management team and our market expertise position us well to gain market share whenever there is leasing activity in our markets. Unfortunately, we do not see the markets recovering to a point where we will gain significant pricing power or the ability to offer lower tenant concessions before 2005. The expectation for significant leasing activity and above normal tenanting costs will likely result in continued pressure on our dividend payout ratio. While we will continue to best position ourselves to deal with these challenges in the short-term, we believe that better times are on the not too distant horizon.



Above: Thomas Riley Senior Vice President Development and Construction; **Carol Allen** Senior Vice President Marketing; **Richard Conniff** Corporate Senior Vice President Investments; **Ylisa Kunze** Vice President Human Resources; **Todd Rechler** Corporate Senior Vice President and Managing Director, New Jersey

expect tion...

"Our objective is for investors to invest in Reckson not only as a means to invest in our real estate, but also to invest in the power of our franchise."

s we enter 2004, we are focused, energized and poised to capitalize on improving market conditions. We will continue to execute our strategy of being a premier owner and operator of Class A office properties in the New York Tri-State area. With each transaction, we strive to strengthen our competitive advantage, further enhancing our ability to outperform in our markets and be more effective investors. *Our objective is for investors to invest in Reckson not only as a means to invest in our real estate, but also to invest in the power of our franchise.*

We anticipate taking a number of steps to further strengthen our balance sheet during 2004. We recently accessed the public debt markets to refinance our only 2004 unsecured debt maturity by issuing $150 million of seven-year notes at over a 200 basis point interest rate savings. It is a priority to maintain our investment grade ratings and maintain access to the unsecured debt markets. Overall leverage remains within target ranges and fixed charge coverage at approximately two times. We expect our coverage ratio to become stronger as our occupancy levels recover during 2004. Financial flexibility is a critical component for successful execution of our strategy and we are committed to maintaining a strong balance sheet.

While many things have changed at Reckson during the past year, we remain steadfast to our core values, our commitment to excellence and our long-term approach to our business. While 2003 was about transformation, 2004 will be about execution. Today, we are better positioned to capitalize on the many exciting opportunities in our future. We are committed to success and executing on our vision. We appreciate the continued support of our friends, associates, employees and shareholders and look forward to executing together in 2004.



Scott Rechler
President and Chief Executive Officer







Reckson's Core Ideology

Vision

Reckson will be the "Landlord of Choice" in the New York Tri-State area.

Mission

We are in the business of improving the quality of life in the workplace through innovation, design excellence and providing premier service.

Values

- Tenant satisfaction comes first
- Do what is right by acting honestly, fairly and maintaining integrity
- Act as a team, share knowledge, foster a challenging and rewarding work experience for all employees
- Strive for continued improvement individually and continued progress as a Company
- Be responsible to the communities in which we operate
- Treat our shareholders as we would treat our partners

By acting in this manner, we will maximize the value of our Company.

financials...

RECKSON ASSOCIATES REALTY CORP.

SELECTED FINANCIAL DATA

(in thousands except per share data and property count)

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto and, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). During 2003, we classified the Company's Long Island industrial building portfolio and a office property located on Long Island as held for sale and, in compliance with SFAS 144, have reported revenues and expenses from these properties as discontinued operations, net of limited partners' minority interest, for each period presented in our Annual Report. This reclassification has no effect on our reported net income or funds from operations.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the properties classified as held for sale during 2003.

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Operating Data:					
Total revenues	**$ 470,282**	$ 458,069	$ 467,819	$ 442,383	$ 351,654
Total expenses	**416,463**	377,998	359,036	335,128	265,495
Income before minority interests, preferred dividends and distributions, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate and discontinued operations	**53,819**	80,071	108,783	107,255	86,159
Minority interests	**19,464**	22,953	8,519	20,459	15,527
Preferred dividends and distributions	**22,360**	23,123	23,977	28,012	27,001
Valuation reserves on investments in affiliate loans and joint ventures and other investments	**—**	—	166,101	—	—
Equity in earnings of real estate joint ventures and service companies	**30**	1,113	2,087	4,383	2,148
Gain on sales of real estate	**—**	537	20,173	18,669	10,052
Discontinued operations (net of minority interests' share):					
Income from discontinued operations	**14,458**	14,621	9,687	4,194	4,446
Gain on sales of real estate	**115,771**	4,267	—	—	—
Net income (loss) allocable to Class A common shareholders	**124,966**	41,604	(44,243)	62,989	47,529
Net income (loss) allocable to Class B common shareholders	**17,288**	12,929	(13,624)	23,041	12,748
Per Share Data – Class A Common Shareholders:					
Basic:					
Class A Common	**$ .18**	$ .54	$ (1.36)	$ 1.11	$ .92
Gain on sales of real estate	**—**	.01	.29	.28	.17
Discontinued operations	**2.37**	.29	.15	.07	.09
Basic net income (loss) Class A Common	**2.55**	.84	(.92)	1.46	1.18
Weighted average shares outstanding	**49,092**	49,669	48,121	43,070	40,270
Cash dividends declared	**$ 1.70**	$ 1.70	$ 1.66	$ 1.53	$ 1.45
Diluted:					
Class A Common	**$ .18**	$ .53	$ (1.36)	$ 1.10	$ .91
Gain on sales of real estate	**—**	.01	.29	.28	.17
Discontinued operations	**2.36**	.29	.15	.07	.09
Diluted net income (loss) Class A Common	**2.54**	.83	(.92)	1.45	1.17
Diluted weighted average shares outstanding	**49,262**	49,968	48,121	43,545	40,676
Per Share Data – Class B Common Shareholders [1]:					
Basic:					
Class B Common	**$ .39**	**$ .83**	$ (1.97)	$ 1.70	$ 1.48
Gain on sales of real estate	**—**	**.01**	.42	.43	.27
Discontinued operations	**1.55**	**.44**	.23	.11	.14
Basic net income (loss) Class B Common	**1.94**	**1.28**	(1.32)	2.24	1.89
Weighted average shares outstanding	**8,910**	**10,122**	10,284	10,284	6,744
Cash dividends declared	**$ 2.12**	$ 2.59	$ 2.55	$ 2.35	$ 1.54
Diluted:					
Class B Common	**$ .37**	$ .83	$ (1.97)	$ 1.50	$ 1.21
Gain on sales of real estate	**—**	—	.42	.07	.03
Discontinued operations	**1.53**	.07	.23	.02	.02
Diluted net income (loss) Class B Common	**1.90**	.90	(1.32)	1.59	1.26
Diluted weighted average shares outstanding	**8,910**	10,122	10,284	10,284	6,744

(1) On November 25 2003, the Company elected to exchange all of its Class B common stock for an equal number of shares of its Class A common stock. As a result, the Class B common stock ceased trading.

RECKSON ASSOCIATES REALTY CORP.

SELECTED FINANCIAL DATA

(in thousands except per share data and property count)

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Balance Sheet Data (period end):					
Commercial real estate properties, before accumulated depreciation	**$ 2,796,789**	$ 2,707,878	$ 2,643,045	$ 2,537,193	$ 2,017,170
Cash and cash equivalents	**22,887**	30,827	121,975[4]	17,843	21,368
Total assets	**2,746,995**	2,907,920	2,994,218	2,998,030	2,733,878
Mortgage notes payable	**721,635**	733,761	744,613	722,312	452,338
Unsecured credit facility	**169,000**	267,000	271,600[4]	216,600	297,600
Unsecured term loan	—	—	—	—	75,000
Senior unsecured notes	**499,445**	499,305	449,463	449,385	449,313
Market value of equity [1]	**1,792,895**	1,681,372	1,915,587	2,016,390	1,726,845
Total market capitalization including debt [1 and 2]	**3,050,142**	3,052,818	3,251,599	3,397,204	2,993,756
Other Data:					
Funds from operations (basic) [3]	**$ 134,889**	$ 158,420	$ 176,789	$ 167,782	$ 130,820
Funds from operations (diluted) [3]	**$ 135,982**	$ 181,543	$ 206,390	$ 202,169	$ 161,681
Total square feet (at end of period)	**14,733**	20,284	20,611	21,291	21,385
Number of properties (at end of period)	**89**	178	182	188	189

(1) Based on the sum of:

(i) the market value of the Company's Class A common stock and operating partnership units (assuming conversion) of 61,825,925, 55,522,307, 57,469,595, 53,046,928 and 48,076,648 at December 31, 2003, 2002, 2001, 2000, and 1999, respectively (based on a per share/unit price of $24.30, $21.05, $23.36, $25.06, and $20.50 at December 31, 2003, 2002, 2001, 2000 and 1999, respectively),

(ii) the market value of the Company's Class B common stock of 9,915,313, 10,283,513, 10,283,513 and 10,283,763 shares at December 31, 2002, 2001, 2000 and 1999, respectively (based on a per share price of $22.40, $25.51, $27.19 and $22.75 at December 31, 2002, 2001, 2000 and 1999, respectively),

(iii) the liquidation preference value of 10,834,500, 10,834,500, 11,192,000, 11,192,000 and 15,192,000 shares of the Company's preferred stock at December 31, 2003, 2002, 2001, 2000 and 1999, respectively (based on a per share value of $25.00),

(iv) the liquidation preference value of 19,662, 19,662, 30,965, 42,518 and 42,518 of the operating partnership's preferred units at December 31, 2003, 2002, 2001, 2000 and 1999, respectively (based on a per unit value of $1,000) and

(v) at December 31, 2000 and December 31, 1999, the contributed value of a minority partners' preferred interest of $85 million.

(2) Debt amount is net of minority partners' proportionate share of joint venture debt plus the Company's share of unconsolidated joint venture debt.

(3) Management believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. Although FFO is a non-GAAP measure, the Company believes it provides useful information to its shareholders, potential investors and management. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from sales of depreciable properties plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO for the year ended December 31, 2003 includes a gain from the sale of land and build-to-suit transaction in the amount of $18.8 million. For the years ended December 31, 2002 and 2001, pursuant to the Company's adoption of FASB Statement No. 145, which addresses reporting for gains and losses from extinguishment of debt, the Company has reduced previously reported FFO by approximately $2.6 million and $2.9 million, respectively, related to the write-off of certain deferred loan costs incurred in connection with the Company's refinancing of its debt. These costs were previously recorded as an extraordinary loss and therefore excluded from the Company's calculation of FFO. In addition, FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures. Since all companies and analysts do not calculate FFO in a similar fashion, the Company's calculation of FFO may not be comparable to similarly titled measures as reported by other companies. For a reconciliation of FFO to net income allocable to common shareholders, the GAAP measure the Company believes to be the most directly comparable, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations"

(4) On January 4, 2002, approximately $85 million of the cash proceeds received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY, was used to pay down the Company's unsecured credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the historical financial statements of Reckson Associates Realty Corp. (the "Company") and related notes thereto.

The Company considers certain statements set forth herein to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Company's expectations for future periods. Certain forward-looking statements, including, without limitation, statements relating to the timing and success of acquisitions and the completion of development or redevelopment of properties, the financing of the Company's operations, the ability to lease vacant space and the ability to renew or relet space under expiring leases, involve risks and uncertainties. Many of the forward-looking statements can be identified by the use of words such as "believes", "may", "expects", "anticipates", "intends" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements and the Company can give no assurance that its expectation will be achieved. Among those risks, trends and uncertainties are: the general economic climate, including the conditions affecting industries in which our principal tenants compete; changes in the supply of and demand for office in the New York Tri-State area; changes in interest rate levels; changes in the Company's senior unsecured credit ratings; changes in the Company's cost and access to capital; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; financial condition of our tenants; changes in operating costs, including utility, security, real estate tax and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; liability for uninsured losses or environmental matters; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. These plans and estimates are subject to revisions from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

Critical Accounting Policies

The consolidated financial statements of the Company include accounts of the Company and all majority-owned and controlled subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the Company's consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including its past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Revenue Recognition and Accounts Receivable

Minimum rental revenue is recognized on a straight-line basis, which averages minimum rents over the terms of the leases. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the Company's balance sheets. The leases also typically provide for tenant reimbursements of common area maintenance and other operating expenses and real estate taxes. Ancillary and other property related income is recognized in the period earned.

The Company makes estimates of the collectibility of its accounts receivables related to base rents, tenant escalations and reimbursements and other revenue or income. The Company specifically analyzes tenant receivables and analyzes historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. In addition, when tenants are in bankruptcy the Company makes estimates of the expected recovery of pre-petition administrative and damage claims. In some cases, the ultimate resolution of those claims can exceed a year. These estimates have a direct impact on the Company's net income, because a higher bad debt reserve results in less net income.

The Company incurred approximately $4.7 million and $6.3 million of bad debt expense for the years ended December 31, 2003 and 2002, respectively, related to tenant receivables and deferred rents receivable which accordingly reduced total revenues and reported net income during the period.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Reckson Construction Group, Inc., Reckson Construction and Development LLC, the successor to Reckson Construction Group, Inc., and Reckson Construction Group New York, Inc. use the percentage-of-completion method for recording amounts earned on their contracts. This method records amounts earned as revenue in the proportion that actual costs incurred to date bear to the estimate of total costs at contract completion.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and the Company having no substantial continuing involvement with the buyer.

The Company follows the guidance provided for under the Financing Accounting Standards Board ("FASB") Statement No. 66 "Accounting for Sales of Real Estate" ("Statement No. 66"), which provides guidance on sales contracts that are accompanied by agreements which require the seller to develop the property in the future. Under Statement No. 66 profit is recognized and allocated to the sale of the land and the later development or construction work on the basis of estimated costs of each activity; the same rate of profit is attributed to each activity. As a result, profits are recognized and reflected over the improvement period on the basis of costs incurred (including land) as a percentage of total costs estimated to be incurred. The Company uses the percentage of completion method, as future costs of development and profit are reliably estimated.

Real Estate

Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and / or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements are amortized on a straight-line basis over the term of the related leases.

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant will not be able to execute under the term of the lease as originally expected.

On July 1, 2001 and January 1, 2002, the Company adopted FASB Statement No.141 "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangibles", respectively. As part of the acquisition of real estate assets, the fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and building improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases, and value of tenant relationships, based in each case on their fair values. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market / economic conditions that may affect the property. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocation of purchase price and future impairment charges may be different.

Long Lived Assets

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate properties and other investments. These assessments have a direct impact on the Company's net income, because taking an impairment results in an immediate negative adjustment to net income. In determining impairment, if any, the Company has adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

Stock-Based Compensation

Effective January 1, 2002 the Company has elected to follow FASB Statement No. 123, "Accounting for Stock Based Compensation" ("Statement No. 123"). Statement No. 123 requires the use of option valuation models, which determine the fair value of the option on the date of the grant. All future employee stock option grants will be expensed over the options' vesting periods based on the fair value at the date of the grant in accordance with Statement No. 123. To determine the fair value of the stock options granted, the Company uses a Black-Scholes option-pricing model. Historically, the Company had applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans and reported pro forma disclosures in its Form 10-K filings by estimating the fair value of options issued and the related expense in accordance with Statement No. 123. Accordingly, no compensation cost had been recognized for its stock option plans prior to the Company's adoption of Statement No. 123.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement No. 148"). Statement No. 148 amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily adopts the fair value recognition method of recording stock option expense. Statement No. 148 also amends the disclosure provisions of Statement 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock options on reported net income and earnings per share in annual and interim financial statements.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The initial determination of whether an entity qualifies as a VIE shall be made as of the date at which a primary beneficiary becomes involved with the entity and reconsidered as of the date of a triggering event, as defined. The provisions of this interpretation are immediately effective for VIEs formed after January 31, 2003. In December 2003 the FASB issued FIN 46R, deferring the effective date until the period ending March 31, 2004 for interests held by public companies in variable interest entities created before February 1, 2003, which were non-special purpose entities. Management has not yet determined whether any of its consolidated or unconsolidated subsidiaries represent VIEs pursuant to such interpretation. Such determination could result in a change in the Company's consolidation policy related to such entities.

Overview and Background

The Reckson Group, the predecessor to the Company, was engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial / R&D buildings, and also owned certain undeveloped land located primarily on Long Island, New York. In June 1995, the Company completed an initial public offering (the "IPO"), succeeded to the Reckson Group's real estate business and commenced operations.

The Company is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, operation, acquisition, leasing, financing, management and development of primarily office and to a lesser extent industrial / R&D properties and also owns land for future development. The Company's growth strategy is focused on the commercial real estate markets in and around the New York City tri-state area (the "Tri-State Area"). The Company owns all of its interests in its real properties, directly or indirectly, through Reckson Operating Partnership, L.P. (the "Operating Partnership").

In connection with the IPO, the Company was granted ten year options to acquire ten properties (the "Option Properties") which were either owned by certain Rechler family members who were also executive officers of the Company, or in which the Rechler family members owned a non-controlling minority interest at a price based upon an agreed upon formula. In years prior to 2001, one Option Property was sold by the Rechler family members to a third party and four of the Option Properties were acquired by the Company for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 common units of limited partnership interest in the Operating Partnership ("OP Units") valued at approximately $8.8 million.

On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio, four of the five remaining options (the "Remaining Option Properties") granted to the Company at the time of the IPO to purchase interests in properties owned by Rechler family members were terminated, along with management contracts relating to three of such properties. In return the Company received an aggregate payment from the Rechler family members of $972,000. Rechler family members have also agreed to extend the term of the remaining option on the property located at 225 Broadhollow Road, Melville, NY (the Company's current headquarters) for five years and to release the Company from approximately 15,500 square feet under its lease at this property. In connection with the restructuring of the remaining option the Rechler family members paid the Company $1 million in return for the Company's agreement not to exercise the option during the next three years. As part of the agreement, the exercise price of the option payable by the Company was increased by $1 million.

As part of the Company's REIT structure it is provided management, leasing and construction related services through taxable REIT subsidiaries as defined by the Internal Revenue Code of 1986, as amended (the "Code"). These services are currently provided by Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction and Development LLC, the successor to Reckson Construction Group, Inc., and Reckson Construction Group New York, Inc. (the "Service Companies") in which, as of September 30, 2002 the Operating Partnership owned a 97% non-controlling interest. An entity which is substantially owned by certain Rechler family members who are also executive officers of the Company owned a 3% controlling interest in the Service Companies. In order to minimize the potential for corporate conflicts of interests, which became possible as a result of changes to the Code that permit REITs to own 100% of taxable REIT subsidiaries, the independent directors of the Company approved the purchase by the Operating Partnership of the remaining 3% interests in the Service Companies. On October 1, 2002, the Operating Partnership acquired such 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. Such amount was less than the total amount of capital contributed by the Rechler family members. As a result of the acquisition of the remaining interests in the Service Companies, the Operating Partnership commenced consolidating the operations of the Service Companies. During the year ended December 31, 2003, Reckson Construction Group, Inc. billed approximately $775,000 of market rate services and Reckson Management Group, Inc. billed approximately $279,000 of market rate management fees to the Remaining Option Properties. In addition, for the year ended December 31, 2003, Reckson Construction Group, Inc. performed market rate services, aggregating approximately $207,000, for a property in which certain former executive officers of the Company maintain an equity interest.

Reckson Management Group, Inc. leases approximately 28,000 square feet of office and storage space at a Remaining Option Property located at 225 Broad Hollow Road, Melville, New York for its corporate offices at an annual base rent of approximately $785,000. Reckson Management Group, Inc. had also entered into a short-term license agreement at the property for 6,000 square feet of temporary space, which expired in January 2004. Reckson Management Group, Inc. also leases 10,722 square feet of warehouse space used for equipment, materials and inventory storage at a property owned by certain members of the Rechler family at an annual base rent of approximately $75,000.

A company affiliated with an independent director of the Company leases 15,566 square feet in a property owned by the Company at an annual base rent of approximately $447,000. Reckson Strategic Venture Partners, LLC ("RSVP") leased 5,144 square feet in one of the Company's joint venture properties at an annual base rent of approximately $176,000. On June 15, 2003, this lease was mutually terminated and RSVP vacated the premises.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. Currently the Company owns, through Metropolitan, five Class A office properties aggregating approximately 3.5 million square feet.

During September 2000, the Company formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV, which was then distributed to the Company. In August 2003, the Company acquired TIAA's 49% interest in the property located at 275 Broadhollow Road, Melville, NY, for approximately $12.4 million. As a result, the Tri-State JV owns eight Class A suburban office properties aggregating approximately 1.4 million square feet. The Company is responsible for managing the day-to-day operations and business affairs of the Tri-State JV and has substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the Tri-State JV.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement Systems ("NYSTRS") (the "919JV") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. The Company is responsible for managing the day-to-day operations and business affairs of the 919JV and has substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the 919JV.

In November 2003, the Company disposed of all but three of its 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family (the "Disposition") for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 OP Units valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under the Company's Credit Facility. Two of the remaining three properties, which are subject to transfer pursuant to Section 1031 of the Code are anticipated to close during 2004. There can be no assurances that the Company will meet the requirements of Section 1031 by identifying and acquiring qualified replacement properties in the required time frame, in which case the Company would incur the tax liability on the capital gain realized of approximately $1.5 million. The disposition of the other property, is subject to certain environmental issues, is conditioned upon the approval of the buyer's lender, which has not been obtained. As a result, the Company may not dispose of this property as a part of the Disposition. Management believes that if the Company were to continue to hold this property the cost to address the environmental issues would not have a material adverse effect on the Company, but there can be no assurance in this regard. These three remaining properties aggregate approximately $7.1 million of the $315.5 million sales price.

In connection with the closing, the employment of Donald Rechler, Roger Rechler, Gregg Rechler and Mitchell Rechler as officers of the Company terminated and Roger Rechler, Gregg Rechler and Mitchell Rechler resigned as members of the Board of Directors. In connection with the Disposition and the terminations of employment, the Company incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under the Company's historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $642,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 was million paid to the departing Rechler family members in exchange for 127,689 of rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in the Company's March 2003 LTIP, each received 8,681 shares of the Company's Class A common stock related to the service component of their core award which was valued at $293,000 in the aggregate. In addition, if the Company was to attain its annual performance measure under the March 2003 LTIP in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they remained in continuous employment with the Company. The remainder of their core awards was forfeited, as was the entire amount of the special outperformance component of the March 2003 LTIP. The Company also incurred additional restructure charges of approximately $1.2 million related primarily to the release and severance of approximately 25 employees. Total restructure charges of approximately $12.5 million were mitigated by a $972,000 fee from departing Rechler family members, related to the termination of the Company's option to acquire certain property which was either owned by certain Rechler family members or in which the Rechler family members own a non-controlling minority interest.

As of December 31, 2003 the Company owned 89 properties (inclusive of 10 joint venture properties) in the Tri-State Area Central Business District ("CBD") and suburban markets, encompassing approximately 14.7 million rentable square feet, all of which are managed by the Company. The properties include 16 Class A CBD office properties encompassing approximately 5.3 million rentable square feet. The CBD office properties consist of five properties located in New York City, nine properties located in Stamford, CT and two properties located in White Plains, NY. The CBD office properties comprised 42% of the Company's net operating income (property operating revenues less property operating expenses) for the three months ended December 31, 2003. These properties also include 61 Class A suburban office properties encompassing approximately 8.4 million rentable square feet, of which 42 of these properties, or 75% as measured by square footage, are located within the Company's ten office parks. Reckson has historically emphasized the development and acquisition of properties that are part of large-scale suburban office parks. The Company believes that owning properties in planned office parks provides certain strategic advantages, including the following: (i) certain tenants prefer being located in a park with other high quality companies to enhance their corporate image, (ii) parks afford tenants certain aesthetic amenities such as a common landscaping plan, standardization of signage and common dining and recreational facilities, (iii) tenants may expand (or contract) their business within a park, enabling them to centralize business functions and (iv) a park provides tenants with access to other tenants and may facilitate business relationships between tenants. Additionally, the properties include 11 industrial / R&D properties encompassing approximately 1.0 million rentable square feet and one retail property comprising approximately 9,000 rentable square feet. The Company also owns a 355,000 square foot office property located in Orlando, Florida.

As of December 31, 2003, the Company also owned approximately 313 acres of land in 12 separate parcels of which the Company can develop approximately 3.0 million square feet of office space. The Company is currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential for potential disposition. As of December 31, 2003, the Company had invested approximately $116.8 million in these development projects. Management has made subjective assessments as to the value and recoverability of these investments based on current and proposed development plans, market comparable land values and alternative use values. The Company has capitalized approximately $10.0 million for the year ended December 31, 2003, related to real estate taxes, interest and other carrying costs related to these development projects. In October 2003, the Company entered into contracts to sell two land parcels aggregating approximately 128 acres of its land holdings located in New Jersey. The contracts provided for aggregate sales prices ranging from $23 million to $43 million. These sales are contingent upon obtaining zoning for residential use of the land and other customary approvals. The proceeds ultimately received from such sales will be based upon the number of residential units permitted by the rezoning. The aggregate cost basis of these land parcels at December 31, 2003 was approximately $11.8 million. The closing is scheduled to occur upon the rezoning, which is anticipated to occur within 9 to 33 months. In addition, during February 2004, a 3.9 acre land parcel located on Long Island was condemned by the Town of Oyster Bay. As consideration for the condemnation the Company anticipates to initially receive approximately $1.8 million. The Company's cost basis in this land parcel at December 31, 2003 was approximately $1.4 million. The Company is currently contesting this valuation and seeking payment of additional consideration from the Town of Oyster Bay but there can be no assurances that the Company will be successful in obtaining any such additional consideration.

The Company holds a $17.0 million interest in a note receivable, which bears interest at 12% per annum and is secured by a minority partnership interest in Omni Partners, L.P., owner of the Omni, a 579,000 square foot Class A office property located in Uniondale, New York (the "Omni Note"). The Company currently owns a 60% majority partnership interest in Omni Partnership, L.P. and on March 14, 2007 may exercise an option to acquire the remaining 40% interest for a price based on 90% of the fair market value of the property. The Company holds a $15 million participating interest in a $30 million junior mezzanine note loan which is secured by a pledge of an indirect ownership interest of an entity which owns the ground leasehold estate under a 1.1 million square foot office complex located on Long Island, New York (the "Mezz Note"). The Mezz Note matures in September 2005; currently bears interest at 13.43%, and the borrower has the right to extend for three additional one-year periods. The Company also holds three other notes receivable aggregating $21.5 million bearing interest at rates ranging from 10.5% to 12% per annum. These notes are secured in part by a minority partner's preferred unit interest in the Operating Partnership, an interest in real property and a personal guarantee (the "Other Notes" and collectively with the Omni Note, and the Mezz Note, the "Note Receivable Investments").

Management has made subjective assessments as to the underlying security value on the Company's Note Receivable Investments. These assessments indicated an excess of market value over carrying value related to the Company's Note Receivable Investments. Based on these assessments, the Company's management believes there is no impairment to the carrying value related to the Company's Note Receivable Investments. The Company also owns a 355,000 square foot office building in Orlando, Florida. This non-core real estate holding was acquired in May 1999 in connection with the Company's initial New York City portfolio acquisition. This property is cross-collateralized under a $101.0 million mortgage note along with one of the Company's New York City buildings. The Company has the right to pre-pay this note in November 2004, prior to its maturity date.

The Company also owns a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV"), which it manages — the remaining 40% interest is owned by JAH Realties L.P. Jon Halpern, a director of HQ Global Workplaces, is a partner in JAH Realties, L.P. As of December 31, 2003, the 520JV had total assets of $19.8 million, a mortgage note payable of $12.0 million and other liabilities of $185,000. The Company's allocable share of the 520JV mortgage note payable is approximately $7.9 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. During the second quarter of 2003, HQ Global Workplaces, a tenant of the 520JV surrendered approximately one-third of its premises. As a result, the 520JV incurred a write-off of $633,000 relating to its deferred rents receivable. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, the Company accounts for the 520JV under the equity method of accounting. In accordance with the equity method of accounting the Company's proportionate share of the 520JV income was approximately $30,000, $648,000 and $478,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Through its ownership of properties in the key CBD and suburban office markets in the Tri-State Area, the Company believes it has a unique competitive advantage as the trend toward the regional decentralization of the workplace increases. Due to the events of September 11, 2001, as well as technological advances, which further enable decentralization, companies are strategically re-evaluating the benefits and feasibility of regional decentralization and reassessing their long-term space needs. The Company believes this multi-location regional decentralization will continue to take place, increasing as companies begin to have better visibility as to the future of the economy, further validating our regional strategy of maintaining a significant market share in the key CBD and suburban office markets in the Tri-State Area.

The Company's core business strategy is based on a long-term outlook considering real estate as a cyclical business. The Company seeks to accomplish long-term stability and success by developing and maintaining an infrastructure and franchise that is modeled for success over the long-term. This approach allows the Company to recognize different points in the market cycle and adjust our strategy accordingly. Currently, the Company remains cautious about the market environment. With this cautious bias we choose to maintain our conservative operating strategy of focusing on retaining high occupancies, controlling operating expenses, maintaining a high level of investment discipline and preserving financial flexibility.

The market capitalization of the Company at December 31, 2003 was approximately $3.1 billion. The Company's market capitalization is based on the sum of (i) the market value of the Company's Class A common stock and OP Units (assuming conversion) of $24.30 per share / unit (based on the closing price of the Company's Class A common stock on December 31, 2003), (ii) the liquidation preference value of the Company's preferred stock of $25.00 per share, (iii) the liquidation preference value of the Operating Partnership's preferred units of $1,000 per unit and (iv) approximately $1.3 billion (including its share of joint venture debt and net of minority partners' interests share of joint venture debt) of debt outstanding at December 31, 2003. As a result, the Company's total debt to total market capitalization ratio at December 31, 2003 equaled approximately 41.2%.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc. ("FrontLine") and RSVP. RSVP is a real estate venture capital fund which invested primarily in real estate and real estate operating companies outside the Company's core office focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2003 approximately $109.1 million was funded under the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2003, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.

At December 31, 2001, the Company, pursuant to Section 166 of the Code, charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, the Company charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and on June 12, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

In September 2003, RSVP completed the restructuring of its capital structure and management arrangements. In connection with the restructuring, RSVP redeemed the interest of the preferred equity holders of RSVP for an aggregate of approximately $137 million in cash and the transfer to the preferred equity holders of the assets that comprised RSVP's parking investment valued at approximately $28.5 million. RSVP also restructured its management arrangements whereby a management company formed by its former managing directors has been retained to manage RSVP pursuant to a management agreement and the employment contracts of the managing directors with RSVP have been terminated. The management agreement provides for an annual base management fee and disposition fees equal to 2% of the net proceeds received by RSVP on asset sales. (The base management fee and disposition fees are subject to a maximum over the term of the agreement of $7.5 million.) In addition, the managing directors retained a one-third residual interest in RSVP's assets, which is subordinated to the distribution of an aggregate amount of $75 million to RSVP and/or the Company in respect of its joint ventures with RSVP. The management agreement has a three-year term, subject to early termination in the event of the disposition of all of the assets of RSVP.

In connection with the restructuring, RSVP and certain of its affiliates obtained a $60 million secured loan. In connection with this loan, the Operating Partnership agreed to indemnify the lender in respect of any environmental liabilities incurred with regard to RSVP's remaining assets in which the Operating Partnership has a joint venture interest (primarily certain student housing assets held by RSVP) and guaranteed the obligation of an affiliate of RSVP to the lender in an amount up to $6 million plus collection costs for any losses incurred by the lender as a result of certain acts of malfeasance on the part of RSVP and/or its affiliates. The loan is scheduled to mature in 2006 and is expected to be repaid from proceeds of asset sales by RSVP.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments, is approximately $65 million, which was reassessed with no change by management as of December 31, 2003. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet.

Scott H. Rechler, who serves as President, Chief Executive Officer and a director of the Company, serves as CEO and Chairman of the Board of Directors of FrontLine and is its sole board member. Scott H. Rechler also serves as a member of the management committee of RSVP.

HQ Global Workplaces, Inc. ("HQ"), one of the largest providers of flexible officing solutions in the world and which was formerly controlled by FrontLine, previously operated eleven executive office centers comprising approximately 205,000 square feet at the Company's properties, including two operated at the Company's joint venture properties. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code and subsequently rejected three of its leases with the Company and surrendered approximately an additional 20,500 square feet from two other leases. The Company has since re-leased 100% of the rejected space. In September 2003, the Bankruptcy Court approved the assumption and amendment by HQ of its remaining eight leases with the Company. The assumed leases expire between 2007 and 2011, encompass approximately 150,000 square feet and provide for current annual base rents totaling approximately $3.5 million. A committee designated by the Board and chaired by an independent director conducted all negotiations with HQ.

WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased approximately 527,000 square feet in thirteen of the Company's properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The Bankruptcy Court granted WorldCom's petition to reject four of its leases with the Company. The four rejected leases aggregated approximately 282,000 square feet and were to provide for contractual base rents of approximately $7.2 million for the 2003 calendar year. The Company has agreed to restructure five of the remaining leases. Pursuant to WorldCom's Plan of Reorganization, which has been confirmed by the Bankruptcy Court, WorldCom must assume or reject the remaining leases prior to the effective date of the Plan. The effective date of the Plan is estimated to occur during the first quarter of 2004. All of WorldCom's leases are current on base rental charges through March 31, 2004, other than under the four rejected leases, and the Company currently holds approximately $195,000 in security deposits relating to the non-rejected leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with the Company.

As of December 31, 2003, WorldCom occupied approximately 245,000 square feet of office space with aggregate annual base rental revenues of approximately $4.1 million, or 1.1% of the Company's total 2003 annualized rental revenue based on base rental revenue earned on a consolidated basis.

Results of Operations

The following table is a comparison of the results of operations for the year ended December 31, 2003 to the year ended December 31, 2002:

	Year ended December 31,			
			Change	
	2003	2002	Dollars	Percent
Property Operating Revenues:				
Base rents	$ **385,225**	$ 395,308	$ (10,083)	(2.6)%
Tenant escalations and reimbursements	**60,556**	55,441	5,115	9.2 %
Total property operating revenues	$ **445,781**	$ 450,749	$ (4,968)	(1.1)%
Property Operating Expenses:				
Operating expenses	$ **108,152**	$ 97,253	$ 10,899	11.2 %
Real estate taxes	**72,259**	65,778	6,481	9.9 %
Total property operating expenses	$ **180,411**	$ 163,031	$ 17,380	10.7 %
Other Income	$ **24,501**	$ 7,320	$ 17,181	234.7 %
Other Expenses:				
Interest expense	$ **82,487**	$ 83,309	$ (822)	(1.0)%
Marketing, general and administrative	**32,746**	29,214	3,532	12.1 %
Total other expenses	$ **115,233**	$ 112,523	$ 2,710	2.4 %

The Company's property operating revenues, which include base, rents and tenant escalations and reimbursements ("Property Operating Revenues") decreased by $ 5.0 million from 2002 to 2003. The Company's base rent reflects the positive impact of the straight-line rent adjustment of $16.7 million in 2003 as compared to $26.8 million in 2002, a decrease of $10.1 million. The 2003 and 2002 straight-line adjustment includes $6.9 million and $10.9 million respectively, generated from the property located at 919 Third Avenue, New York, NY, which is primarily attributable to rental abatement periods for the three largest tenants. In addition, Property Operating Revenues increased by $6.1 million attributable to lease up of newly developed and redeveloped assets and $7.5 million in built in rent increases for existing tenants in the Company's same store properties. These increases were offset by $4.3 million of revenue attributable to properties that were sold during the year, including 92 properties in the Long

Island industrial building portfolio, $2.9 million in reduced termination fees and $6.4 million of revenue lost due to weighted average occupancy decrease in the Company's same store properties.

The 2003 increase in property operating expenses, real estate taxes and ground rents ("Property Expenses") is primarily due to a $9.2 million increase in operating expenses and a $6.7 million increase in real estate taxes related to the Company's "same store" properties. Development properties going into service increased property expenses by an additional $1.5 million. Included in the $9.2 million increase in operating expenses is $1.7 million and $.5 million of increased insurance and security costs, respectively. Increases in insurance and security costs result primarily from implications of the events that occurred on September 11, 2001. The security cost increases relate primarily to our New York City properties. Also included in the $9.2 million increase are operating expenses of the Company's same store properties, which represent a $4.2 million, increase in repairs and maintenance and a $2.8 million increase in utility costs. Increases in utility costs primarily relates to rate increases per energy unit. Increases in real estate taxes is attributable to the significant increases levied by certain municipalities, particularly in New York City and Nassau County, New York which have experienced severe fiscal budget issues.

Other income increased by $17.2 million. This increase is primarily attributable to the gain recognized on the First Data land sale and build-to-suit construction contract.

Gross operating margins (defined as Property Operating Revenues less Property Expenses, taken as a percentage of Property Operating Revenues) for 2003 and 2002 were 59.5% and 63.8%, respectively. The decrease from 2002 to 2003 in gross operating margin percentages resulted primarily from portfolio wide increases in real estate taxes, utilities and property and liability insurance costs as well as decreases to revenues primarily as a result of decreased portfolio occupancy.

The following table is a comparison of the results of operations for the year ended December 31, 2002 to the year ended December 31, 2001:

	Year ended December 31,			
			Change	
	2002	2001	Dollars	Percent
Property Operating Revenues:				
Base rents	$ 395,308	$ 392,824	$ 2,484	0.6 %
Tenant escalations and reimbursements	55,441	54,739	702	1.3 %
Total property operating revenues	$ 450,749	$ 447,563	$ 3,186	0.7 %
Property Operating Expenses:				
Operating expenses	$ 97,253	$ 94,411	$ 2,842	3.0 %
Real estate taxes	65,778	61,566	4,212	6.8 %
Total property operating expenses	$ 163,031	$ 155,977	$ 7,054	4.5 %
Other income	$ 7,320	$ 20,256	$ (12,936)	(63.9)%
Other Expenses:				
Interest expense	$ 83,309	$ 82,639	$ 670	0.8 %
Marketing, general and administrative	29,214	28,242	972	3.4 %
Total other expenses	$ 112,523	$ 110,881	$ 1,642	1.5 %

The Company's Property Operating Revenues increased by $3.2 million from 2001 to 2002. The Company's base rent reflects the positive impact of the straight-line rent adjustment of $26.8 million in 2002 as compared to $41.6 million in 2001, a decrease of $14.8 million. The 2002 and 2001 straight-line adjustment includes $10.9 million and $26.9 million respectively, generated from the property located at 919 Third Avenue, New York, NY, which is primarily attributable to rental abatement periods for the three largest tenants. The net increase in base rents is attributable to fixed increases to base rent in certain of the Company's leases.

The 2002 increase in Property Expenses consists of a $2.8 million increase in operating expenses and a $4.2 million increase in real estate taxes. Included in the $2.8 million increase in operating expenses is $1.4 million and $ .7 million of increased insurance and security costs, respectively. These increases result primarily from implications of the events that occurred on September 11, 2001. The security cost increases relate primarily to the Company's New York City properties.

Other income decreased by $12.9 million. This decrease is primarily due to a decrease of $11.6 million related to interest earned on advances made under the FrontLine Loans.

Gross operating margins for 2002 and 2001 were 63.8% and 65.1%, respectively. The decrease from 2001 to 2002 in gross operating margin percentages resulted primarily from portfolio wide increases in real estate taxes, utilities and property and liability insurance costs.

Marketing, general and administrative expenses were $32.7 million in 2003, $29.2 million in 2002 and $28.2 million in 2001. The increase in marketing, general and administrative expenses is primarily due to the increased costs of maintaining offices and infrastructure in each of the Company's five divisional markets, increased directors and officers insurance costs and other costs associated with complying with the provisions of Sarbanes Oxley legislation including additional directors and independent accounting and legal fees. The Company's business strategy has been to expand further into the Tri-State Area CBD and suburban office markets, to create a superior franchise value by applying its standards for high quality office space and premier tenant service to its five operating divisions. Over the past three years the Company has supported this effort by increasing its marketing programs and strengthening its resources and operating systems. The cost of these efforts is reflected in marketing, general and administrative expenses. Marketing, general and administrative expenses as a percentage of total revenues from continuing operations were 7.0% in 2003, 6.4% in 2002 and 6.0% in 2001. The competitive market environment has resulted in decreased portfolio occupancies and market rental rates and has negatively impacted the Company's revenues. As a result, marketing, general and administrative expenses as a percentage of total revenues has increased.

Interest expense was $82.5 million in 2003, $83.3 million in 2002 and $82.6 million in 2001. The decrease of approximately $822,000 from 2003 to 2002 was primarily a result of the Company's adoption of FASB Statement No. 145, "Reporting Gains and Losses from Extinguishment of Debt" which caused he reclassification of approximately $2.3 million, net of limited partners' minority interest, of previously reported extraordinary losses to interest expense. The 2002 extraordinary loss was the result of the Company's refinancing its unsecured credit facility in December 2002 and writing off the related unamortized deferred loan costs. This decrease was mitigated by an increase in interest expense of approximately $1.5 million on the Company's $50 million, 6% senior unsecured notes issued in June 2002. The increase of approximately $670,000 from 2001 to 2002 is attributable to (i) increased interest expense of $1.7 million on the Company's senior unsecured notes resulting from the issuance of $50 million of five-year notes in June 2002, which was used to repay lower internal cost borrowings under the Company's floating rate credit facility, (ii) a net increase in mortgage interest expense of approximately $520,000 which was primarily attributable to the $50 million principal increase on the debt of 919 Third Avenue in July 2001, and the satisfaction of three mortgage notes payable aggregating approximately $24.3 million during 2001, (iii) approximately a $2.0 million decrease in capitalized interest attributable to a decrease in the level of development projects and (v) a decrease of $5.4 million of interest expense allocated to discontinued operations in connection with the Company's adoption of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. These resulting increases aggregating approximately $9.6 million were mitigated primarily by an overall decrease in interest rates on the Company's unsecured credit facility amounting to approximately $8.7 million.

On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio, the settlement of the employment contracts of the departing Rechler family members, and the cost of certain other organizational changes, the Company incurred net restructuring charges of approximately $11.6 million during the three months ended December 31, 2003.

Included in depreciation and amortization expense are amortized financing costs of $3.3 million in 2003, $4.5 million in 2002 and $4.5 million in 2001.

For the year ended December 31, 2001, the Company's consolidated statement of operations includes valuation reserve charges of $166.1 million primarily consisting of $163 million related to the Company's investments in the FrontLine Loans and joint ventures with RSVP (See "Overview and Background" for a further discussion of this valuation reserve charge).

Liquidity and Capital Resources

Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and non-incremental capital expenditures, excluding incremental capital expenditures of the Company. The Company expects to meet its short-term liquidity requirements generally through its net cash provided by operating activities along with its unsecured credit facility described below. The credit facility contains several financial covenants with which the Company must be in compliance in order to borrow funds thereunder. During certain quarterly periods, the Company may incur significant leasing costs as a result of increased market demands from tenants and high levels of leasing transactions that result from the re-tenanting of scheduled expirations or early terminations of leases. The Company is currently experiencing high tenanting costs including tenant improvement costs, leasing commissions and free rent in all of its markets. For the year ended December 31, 2003, the Company paid $50.3 million for tenanting costs including tenant improvement costs and leasing commissions. This compares to $49.7 million paid for the year ended December 31, 2002. As a result of these and / or other operating factors, the Company's cash flow from operating activities was not sufficient to pay 100% of the dividends paid on its common stock during 2003. To meet the short-term funding requirements relating to these leasing costs, the Company has used proceeds of property sales or borrowings under its credit facility. Based on the Company's anticipated leasing for 2004 it may incur similar shortfalls. The Company currently intends to fund any shortfalls with proceeds from non-income producing asset sales or borrowings under its credit facility. The Company periodically reviews its dividend policy to determine the appropriateness of the Company's dividend rate relative to the Company's cash flows. The Company adjusts its dividend rate based on forecasted increases and decreases in its cash flow as well as required distributions of taxable income to maintain REIT status. There can be no assurance that the Company will maintain the current quarterly distribution level on its common stock. The Company expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt and equity securities of the Company. There can be no assurance that there will be adequate demand for the Company's equity at the time or at the price in which the Company desires to raise capital through the sale of additional equity. Similarly, there can be no assurance that the Company will be able to access the unsecured debt markets at the time when the Company desires to sell its unsecured notes. In addition, when valuations for commercial real estate properties are high, the Company will seek to sell certain land inventory to realize value and profit created. The Company will then seek opportunities to reinvest the capital realized from these dispositions back into value-added assets in the Company's core Tri-State Area markets. The Company will refinance existing mortgage indebtedness, senior unsecured notes or indebtedness under its credit facility at maturity or retire such debt through the issuance of additional debt securities or additional equity securities. The Company anticipates that the current balance of cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings, equity offerings and proceeds from sales of land and non-income producing assets, will be adequate to meet the capital and liquidity requirements of the Company in both the short and long-term. The Company's senior unsecured debt is currently rated "BBB–" by Fitch, "BBB–" by Standard & Poors and "Ba1" by Moody's. The rating agencies review the ratings assigned to an issuer such as the Company on an ongoing basis. Negative changes in the Company's senior unsecured ratings would result in increases in the Company's borrowing costs, including borrowings under the Company's unsecured credit facility.

As a result of current economic conditions, certain tenants have either not renewed their leases upon expiration or have paid the Company to terminate their leases. In addition, a number of U.S. companies have filed for protection under federal bankruptcy laws. Certain of these companies are tenants of the Company. The Company is subject to the risk that other companies that are tenants of the Company may file for bankruptcy protection. This may have an adverse impact on the financial results and condition of the Company. In addition, vacancy rates in our markets are at the higher end of the range of historical cycles and in some instances our asking rents in our markets have trended lower and landlords are being required to grant greater concessions such as free rent and tenant improvements. Our markets have also been experiencing higher real estate taxes and utility rates. Additionally, the Company carries comprehensive liability, fire, extended coverage and rental loss insurance on all of its properties. Six of the Company's properties, including 1185 Avenue of the Americas, which was purchased in January 2004, are located in New York City. As a result of the events of September 11, 2001, insurance companies are limiting coverage for acts of terrorism in "all risk" policies. In November 2002, the Terrorism Risk Insurance Act of 2002 was signed into law, which, among other things, requires insurance companies to offer coverage for losses resulting from defined "acts of terrorism" through 2004. The Company's current insurance coverage provides for full replacement cost of its properties, (other than its two largest properties), including for acts of terrorism up to $500 million on a per occurrence basis. The two largest properties are covered for up to $200 million on such policies and are covered under separate policies, which include coverage for acts of terrorism, up to the estimated replacement cost for these properties.

The impact of the terrorist attacks of September 11, 2001, in New York City may adversely affect the value of the Company's New

York City properties and its ability to generate cash flow. There may be a decrease in demand for office space in metropolitan areas that are considered at risk for future terrorist attacks, and this decrease may reduce the Company's revenues from property rentals. In order to qualify as a REIT for federal income tax purposes, the Company is required to make distributions to its stockholders of at least 90% of REIT taxable income. The Company expects to use its cash flow from operating activities for distributions to stockholders and for payment of recurring, non-incremental revenue-generating expenditures. The Company intends to invest amounts accumulated for distribution in short-term investments.

Summary of Cash Flows

Net cash provided by operating activities totaled $160.7 million in 2003, $196.1 million in 2002, and $186.0 million in 2001. The decrease in 2003 is attributable to a more competitive operating environment in which the Company made a limited number of commercial property acquisitions as well as a decrease in market rental rates and lower occupancies in the Company's portfolio. The 2002 increase is primarily attributable to the growth in cash flow provided by increased occupancy levels of the Company's development properties and as a result of fixed increases in certain of the Company's leases.

Net cash provided by investing activities totaled $ 109.5 million in 2003. Net cash used in investing activities totaled $85.1 million in 2002 and $87.5 million in 2001. Cash provided by investing activities in 2003 is primarily attributable to proceeds from the sale of the Long Island industrial building portfolio, which was offset by the purchase of assets and investments in developments and commercial real estate properties. Cash flows used in investing activities during 2002 related primarily to the Company's ongoing development of its properties, the acquisition of approximately 52.7 acres of development land located in Valhalla, NY and costs associated with creating tenant space including the payment of leasing costs. Cash used in investing activities during 2001 related primarily to investments in real estate properties including development costs. Included in these investing activities for the 2001 period is the Company's investment of approximately $18.7 million in RSVP-controlled (REIT qualified) joint ventures. Cash used in investing activities for the 2001 period was offset by proceeds from the redemption of the Company's preferred equity investments in Keystone Property Trust as well as from sales of real estate, securities and mortgage note receivable repayments.

Net cash used in financing activities totaled $ 278.2 million in 2003 and $202.2 million in 2002. Net cash provided by financing activities totaled $5.7 million in 2001. Cash used in financing activities for 2003 primarily resulted from secured debt amortization payments and the repayment of outstanding borrowings on the Company's unsecured credit facility from proceeds from the sale of the Long Island industrial building portfolio. Cash used in financing activities during 2002 related primarily to the Company's stock buy-back program and repurchases of its Series A preferred stock aggregating approximately $75 million. These uses of cash were offset by the Company issuing $50 million of five-year senior unsecured notes. Cash provided by financing activities during 2001 related primarily to proceeds from secured debt financings, minority partner contributions and advances under the Company's unsecured credit facility. Cash provided by financing activities for 2001 was offset by advances made under the FrontLine Loans of approximately $7.2 million. In each of the three years ended December 31, cash was used in financing activities by principal payments on secured borrowings and the unsecured credit facility as well as loan and equity issuance costs and dividends and distributions.

Investing Activities

During February 2003, the Company, through Reckson Construction Group, Inc., entered into a contract with an affiliate of First Data Corp. to sell a 19.3-acre parcel of land located in Melville, New York and was retained by the purchaser to develop a build-to-suit 195,000 square foot office building for aggregate consideration of approximately $47 million. This transaction closed on March 11, 2003 and development of the aforementioned office building has commenced and is near completion. Net proceeds from the land sale of approximately $18.3 million were used to establish an escrow account with a qualified intermediary for a future exchange of real property pursuant to Section 1031 of the Code (a "Section 1031 Exchange"). A Section 1031 Exchange allows for the deferral of taxes related to the gain attributable to the sale of property if qualified replacement property is identified within 45 days and such qualified replacement property is then acquired within 180 days from the initial sale. As described below, the Company identified and acquired certain qualified replacement properties. In accordance with Statement No. 66, the Company has estimated its book gain on this land sale and build-to-suit transaction to be approximately $22.4 million, of which $18.8 million has been recognized during the year ended December 31, 2003 and is included in investment and other income on the Company's statement of operations. Approximately $3.6 million is estimated to be earned in 2004 as the development is completed.

On May 22, 2003, the Company, through Reckson Construction Group, Inc., acquired two industrial redevelopment properties in Hauppauge, Long Island encompassing approximately 100,000 square feet for total consideration of approximately $6.5 million. On August 27, 2003, the Company, through Reckson Construction Group, Inc., acquired the remaining 49% interest in the property located at 275 Broadhollow Road, Melville, NY, from the Company's joint venture partner, TIAA, for approximately $12.4 million. These acquisitions were financed from the sales proceeds being held by the aforementioned qualified intermediary and the properties acquired were qualified replacement properties. As a result of these acquisitions, the Company successfully completed the exchange of real property pursuant to Section 1031 and thereby deferred the taxes related to the gain recognized on the proceeds received from the land sale to First Data Corp. Two of the qualified replacement properties were subsequently contracted for sale as part of the Company's Long Island industrial building portfolio sale. There can be no assurances that the Company will identify or acquire additional qualified replacement properties in which case the Company would incur the tax liability on the capital gain realized of approximately $1.5 million.

On August 7, 2003, the Company acquired a ten story, 181,800 square foot Class A office property located in Stamford, Connecticut. This acquisition was financed, in part, through an advance under the Company's unsecured credit facility of $21.6 million and the issuance of 465,845 Class C OP Units valued at $24.00 per unit. In accordance with FASB Statement No. 141 "Business Combinations", the Company allocated and recorded a net deferred intangible lease asset of approximately $1.5 million, representing the net value of acquired above and below market leases, assumed lease origination costs and other value of in-place leases. The net value of the above and below market leases is amortized over the remaining terms of the respective leases to rental income and such amortization amounted to approximately $331,000 during the 2003 period of ownership. In addition, amortization expense on the value of lease origination costs was approximately $114,000 during the 2003 period of ownership. At acquisition, there were 16 in-place leases aggregating approximately 136,000 square feet with a weighted average remaining lease term of approximately 21 months.

On September 5, 2003, the Company acquired the Mezz Note which is comprised of three tranches based upon priority: a $14 million A tranche, a $14 million B tranche and a $2 million C tranche. The Company acquired a 25% interest in the A tranche, a 75% interest in the B tranche and a 50% interest in the C tranche. Interest is payable on the tranches at 9.5%, 12.5%and 12.5%, respectively, over the greater of one month LIBOR or

1.63%. As a result, the minimum weighted average interest rate accruing to the Company is 13.43% per annum. In addition, as part of the Company's participation it received a 1% origination fee amounting to $150,000. Such fee is being recognized over a three-year period.

On November 24 2003, the Company sold a 181,000 square foot office property located on Long Island for approximately $24.4 million. Net proceeds from the sale were used to pay outstanding borrowings under the Company's unsecured credit facility.

In January 2004, the Company sold a 104,000 square foot office property located on Long Island for approximately $18.5 million. Net proceeds from the sale were used to repay borrowings under the Company's unsecured credit facility.

In January 2004, the Company acquired 1185 Avenue of the Americas, a 42-story, 1.1 million square foot Class A office tower, located between 46th and 47th Streets in New York City for $321 million. In connection with this acquisition, the Company assumed a $202 million mortgage and $48 million of mezzanine debt. The balance of the purchase price was paid through an advance under the Company's unsecured Credit Facility. The floating rate mortgage and mezzanine debt both mature in August 2004 and presently have a weighted average interest rate of 4.95%. The property is also encumbered by a ground lease, which has a remaining term of approximately 40 years with rent scheduled to be re-set at the end of 2005 and then remain constant for the balance of the term.

During February 2004, a 3.9 acre land parcel located on Long Island was condemned by the Town of Oyster Bay. As consideration for the condemnation the Company anticipates to initially receive approximately $1.8 million. The Company's cost basis in this land parcel at December 31, 2003 was approximately $1.4 million. The Company is currently contesting this valuation and seeking payment of additional consideration from the Town of Oyster Bay but there can be no assurances that the Company will be successful in obtaining any such additional consideration.

In February 2004, the Company signed a contract to sell a 175,000 square foot office building located on Long Island for approximately $30 million of which the Company owns a 51% interest. Net proceeds from the sale are anticipated to be used to pay outstanding borrowings under the Company's unsecured credit facility.

The following table sets forth the Company's original invested capital (at cost and before valuation reserves) in RSVP controlled (REIT-qualified) joint ventures and amounts, which were advanced under the RSVP Commitment to FrontLine, for its investment in RSVP controlled investments (in thousands):

	RSVP controlled joint ventures	Amounts advanced	Total
Privatization	$ 21,480	$ 3,520	$ 25,000
Student Housing	18,086	3,935	22,021
Medical Offices	20,185	–	20,185
Parking	–	9,091	9,091
Resorts	–	8,057	8,057
Net leased retail	–	3,180	3,180
Other assets and overhead	–	21,598	21,598
	$ 59,751	$ 49,381	$ 109,132

In September 2003, RSVP completed the restructuring of its capital structure. In connection with the restructuring, RSVP redeemed the interest of the preferred equity holders of RSVP for an aggregate of $137 million in cash (including proceeds from the disposition of all of the Privatization and Medical Offices assets) and the transfer to the preferred equity holders of the assets that comprised RSVP's parking investments valued at approximately $28.5 million.

Financing Activities

During 2003, the Company paid cash dividends on its Class A common stock of approximately $1.70 per share and approximately $2.59 per share on its Class B common stock.

The Board of Directors of the Company has authorized the purchase of up to five million shares of the Company's Class A common stock. Transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time. During the year ended December 31, 2003, under this buy-back program, the Company purchased 252,000 shares of Class A common stock at an average price of $18.01 per share for an aggregate purchase price of approximately $4.5 million.

The following table sets forth the Company's historical activity under its current common stock buy-back program (dollars in thousands except per share data):

	Shares purchased	Average price per share	Aggregate purchase price
Current program:			
Class A common	2,950,400	$ 21.30	$ 62,830
Class B Common	368,200	$ 22.90	8,432
	3,318,600		$ 71,262

The Board of Directors of the Company formed a pricing committee to consider purchases of up to $75 million of the Company's outstanding preferred securities.

On December 31, 2003, the Company had issued and outstanding 8,834,500 shares of 7.625% Series A Convertible Cumulative Preferred Stock (the "Series A preferred stock"). The Series A preferred stock is redeemable by the Company on or after April 13, 2003 at a price of approximately $25.95 per share with such price decreasing, at annual intervals, to $25.00 per share over a five-year period. In addition, the Series A preferred stock, at the option of the holder, is convertible at any time into the Company's Class A common stock at a price of $28.51 per share. On October 14, 2002, the Company purchased and retired 357,500 shares of the Series A preferred stock at $22.29 per share for approximately $8.0 million. As a result of this purchase, annual preferred dividends decreased by approximately $682,000.

On November 10, 2003, as partial consideration for the Company's sale of its Long Island industrial building portfolio to the departing Rechler family members, the Company redeemed and retired, approximately 3.9 million OP Units valued at approximately $90.4 million or $23.00 per share. In addition, during the year ended December 31, 2003, certain limited partners exchanged approximately 258,000 OP Units for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2002, certain limited partners exchanged approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, certain limited partners exchanged 666,468 OP Units for an equal number of shares of the Company's Class A common stock.

On August 7, 2003, in conjunction with the Company's acquisition of a Class A office property located in Stamford, Connecticut, it issued 465,845 Class C OP Units to the sellers of the property. The Class C OP Units will receive an initial annual distribution of $1.87 per unit, which amount will increase or decrease pro-rata based upon changes in the dividend paid on the Company's Class A common stock.

The Company currently has a three year $500 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, Wells Fargo Bank, National Association as syndication agent and Citicorp North America, Inc. and Wachovia Bank, National Association as co-documentation agents. The Credit Facility matures in December 2005, contains options for a one-year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. At December 31, 2003, borrowings under the Credit Facility were priced off LIBOR plus 120 basis points and the Credit Facility carried a facility fee of 30 basis points per annum. On January 28, 2004, the Company received an investment grade rating on its senior unsecured debt from Fitch Ratings of BBB-. This rating along with the Company's existing investment grade rating of BBB- from Standard & Poors, resulted in the pricing on outstanding borrowings to decrease to LIBOR plus 90 basis points and the facility fee to decrease to 20 basis points per annum. In the event of a change in the Operating Partnership's senior unsecured credit rating the interest rates and facility fee are subject to change. At December 31, 2003, the outstanding borrowings under the Credit Facility aggregated $169 million and carried a weighted average interest rate of 2.86% per annum.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2003, the Company had availability under the Credit Facility to borrow approximately an additional $331 million subject to compliance with certain financial covenants.

In January 2004, the Company exercised its option to redeem two million shares, or 100% of its outstanding Series B preferred stock for approximately 1,958,000 shares of its Class A common stock.

On January 22, 2004, the Operating Partnership issued $150 million of seven-year 5.15% (5.196% effective rate) senior unsecured notes. Prior to the issuance of these notes the Company entered into several anticipatory interest rate hedge instruments to protect itself against potentially rising interest rates. At the time the notes were issued the Company incurred a net cost of approximately $980,000 to settle these instruments. Such costs will be amortized over the term of the notes. Net proceeds of approximately $148 million received from this issuance were used to repay outstanding borrowings under the Credit Facility.

Capitalization

The Company's indebtedness at December 31, 2003 totaled approximately $1.3 billion (including its share of joint venture debt and net of minority partners' interests share of joint venture debt) and was comprised of $169.0 million outstanding under the Credit Facility, approximately $499.4 million of senior unsecured notes and approximately $588.8 million of mortgage indebtedness with a weighted average interest rate of approximately 7.32% and a weighted average maturity of approximately 8.1 years. Based on the Company's total market capitalization of approximately $3.1 billion at December 31, 2003 (calculated based on the sum of (i) the market value of the Company's Class A common stock and OP Units, assuming conversion, (ii) the liquidation preference value of the Company's preferred stock, (iii) the liquidation preference value of the Operating Partnership's preferred units and (iv) the $1.3 billion of debt), the Company's debt represented approximately 41.2% of its total market capitalization.

During 2003, the Company repurchased 252,000 shares of its Class A common stock for approximately $4.5 million or $18.01 per share.

On October 16, 2000, the Company's Board of Directors announced that it adopted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price, depriving shareholders of the full value of their investment. A description of the Rights Plan is included in the Notes to Financial Statements of the Company.

Contractual Obligations and Commercial Commitments

The following table sets forth the Company's significant debt obligations by scheduled principal cash flow payments and maturity date and its commercial commitments by scheduled maturity at December 31, 2003 (in thousands):

	Maturity Date						
	2004	2005	2006	2007	2008	Thereafter	Total
Mortgage notes payable (1)	$ 12,853	$ 13,887	$ 13,478	$ 10,969	$ 9,989	$105,178	$ 166,354
Mortgage notes payable (2)(3)	–	18,553	129,920	60,539	–	346,269	555,281
Senior unsecured notes	100,000	–	–	200,000	–	200,000	500,000
Unsecured credit facility	–	169,000	–	–	–	–	169,000
Land lease obligations	2,993	2,995	2,961	2,888	2,888	47,309	62,034
Air rights lease obligations (4)	333	333	333	333	333	3,680	5,345
Operating leases	785	813	842	870	370	–	3,680
	$116,964	$205,581	$147,534	$275,599	$13,580	$702,436	$1,461,694

(1) Scheduled principal amortization payments.

(2) Principal payments due at maturity.

(3) In addition, the Company has a 60% interest in an unconsolidated joint venture property. The Company's pro rata share of the mortgage debt at December 31, 2003 is approximately $7.9 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005 at which time the Company's share of the mortgage debt will be approximately $6.9 million.

(4) Excludes approximately $453,000 in aggregate payments due under a Long Island office property which was sold in January 2004

Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and / or the Company. In addition, consistent with customary practices in non-recourse lending, certain non-recourse mortgages may be recourse to the Company under certain limited circumstances including environmental issues and breaches of material representations.

At December 31, 2003, the Company had approximately $1.0 million in outstanding undrawn standby letters of credit issued under the Credit Facility. In addition, approximately $44 million, or 6.1%, of the Company's mortgage debt is recourse to the Company.

Other Matters

Seven of the Company's office properties which were acquired by the issuance of OP Units are subject to agreements limiting the Company's ability to transfer them prior to agreed upon dates without the consent of the limited partner who transferred the respective property to the Company. In the event the Company transfers any of these properties prior to the expiration of these limitations, the Company may be required to make a payment relating to taxes incurred by the limited partner. These limitations expire between 2007 and 2013.

Two of the Company's office properties are held in joint ventures, which contain certain limitations on transfer. These limitations include requiring the consent of the joint venture partner to transfer a property prior to various specified dates ranging from 2003 to 2005, rights of first offer, and buy / sell provisions.

On May 29, 2003, the Board of Directors appointed Mr. Peter Quick as Lead Director and Chairman of the Nominating/Governance Committee. The Nominating/Governance Committee as well as the Audit Committee and Compensation Committee are comprised solely of independent directors.

In addition, in May 2003, the Company revised its policy with respect to compensation of its independent directors to provide that a substantial portion of the independent director's compensation shall be in the form of Class A common stock of the Company. Such common stock may not be sold until such time as the director is no longer a member of the Company's Board.

In February 2004, the Board of Directors appointed Douglas Crocker II, Stanley Steinberg and Elizabeth McCaul as new independent directors. In addition, Herve Kevenides resigned from the Board of Directors.

The Company has also announced certain other corporate governance enhancements. The Company is proposing to de-stagger its Board of Directors and to modify the ownership limit currently in its charter relating to the "five or fewer rule" under the REIT qualification provisions of the Code at its 2004 meeting of its stockholders. In addition, the Company has determined to opt out of certain State anti-takeover provisions.

A number of shareholder derivative actions have been commenced purportedly on behalf of the Company against the Board of Directors relating to the Disposition. The complaints allege, among other things, that the process by which the directors agreed to the transaction was not sufficiently independent of the Rechler family and did not involve a "market check" or third party auction process and, as a result, was not for adequate consideration. The plaintiffs seek similar relief, including a declaration that the directors violated their fiduciary duties and damages. The Company's management believes that the complaints are without merit.

In connection with the Disposition, the employment of Donald Rechler, Roger Rechler, Gregg Rechler and Mitchell Rechler as officers of the Company terminated and Roger Rechler, Gregg Rechler and Mitchell Rechler resigned as members of the Board of Directors. In connection with the Disposition and the terminations of employment, the Company incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under the Company's historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $642,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689 of rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in the Company's March 2003 LTIP, each received 8,681 shares of the Company's Class A common stock related to the service component of their core award which was valued at $293,000 in the aggregate. In addition, if the Company was to attain its annual performance measure under the March 2003 LTIP in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they remained in continuous employment with the Company. The remainder of their core awards was forfeited, as was the entire amount of the special outperformance component of the March 2003 LTIP. The Company also incurred additional restructure charges of approximately $1.2 million related primarily to the release and severance of approximately 25 employees. Total restructure charges of approximately $12.5 million were mitigated by a $972,000 fee from the departing Rechler family members related to the termination of the Company's option to acquire certain property which was either owned by certain Rechler family members or in which the Rechler family members own a non-controlling interest.

In July 2002, as a result of certain provisions of the Sarbanes Oxley legislation, the Company discontinued the use of stock loans in its LTIP. In connection with LTIP grants made prior to the enactment of the Sarbanes Oxley legislation the Company made stock loans to certain executive and senior officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The stock loans were set to bear interest at the mid-term Applicable Federal Rate and were secured by the shares purchased. Such stock loans (including accrued interest) were scheduled to vest and be ratably forgiven each year on the anniversary of the grant date based upon vesting periods ranging from four to ten years based on continued service and in part on attaining certain annual performance measures. These stock loans had an initial aggregate weighted average vesting period of approximately nine years. As of December 31, 2003, and giving effect to the settlement of the employment contracts of certain executive officers, there remains 264,144 shares of common stock subject to the original stock loans which are anticipated to vest between 2004 and 2011. Approximately $3.1 million and $4.5 million of compensation expense was recorded for the years ended December 31, 2003 and 2002, respectively, related to these LTIP. Such amounts have been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

The outstanding stock loan balances due from executive and senior officers aggregated approximately $5.6 million and $17.0 million at December 31, 2003 and December 31, 2002, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated balance sheets. Other outstanding loans to executive and senior officers at December 31, 2003 and December 31, 2002 amounted to approximately $2.9 million and $2.0 million, respectively, primarily related to tax payment advances on stock compensation awards and life insurance contracts made to certain executive and non-executive officers.

In November 2002 and March 2003 an award of rights was granted to certain executive officers of the Company (the "2002 Rights" and "2003 Rights", respectively and collectively, the "Rights"). Each Right represents the right to receive, upon vesting, one share of Class A common stock if shares are then available for grant under one of the Company's stock option plans or, if shares are not so available, an amount of cash equivalent to the value of such stock on the vesting date. The 2002 Rights will vest in four equal annual installments beginning on November 14, 2003 (and shall be fully vested on November 14, 2006). The 2003 Rights will be earned as of March 13, 2005 and will vest in three equal annual installments beginning on March 13, 2005 (and shall be fully vested on March 13, 2007). Dividends on the shares will be held by the Company until such shares become vested, and will be distributed thereafter to the applicable officer. The 2002 Rights also entitle the holder thereof to cash payments in respect of taxes payable by the holder resulting from the Rights. The 2002 Rights aggregate 190,524 shares of the Company's Class A common stock and the 2003 Rights aggregate 60,760 shares of Class A common stock. As of December 31, 2003, and giving effect to the settlement of the employment contracts of certain executive officers, there remains 47,126 shares of Class A common stock related to the 2002 Rights and 26,040 shares of Class A common stock related to the 2003 rights. During the year ended December 31, 2003, the Company recorded approximately $855,000 of compensation expense related to the Rights. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

In March 2003, the Company established a new LTIP for its executive and senior officers. The four-year plan has a core award, which provides for annual stock based compensation based upon continued service and in part based on attaining certain annual performance measures. The plan also has a special outperformance award, which provides for compensation to be earned at the end of a four-year period if the Company attains certain four-year cumulative performance measures. Amounts earned under the special outperformance award may be paid in cash or stock at the discretion of the Compensation Committee of the Board. Performance measures are based on total shareholder returns on a relative and absolute basis. On March 13, 2003, the Company made available 1,384,102 shares of its Class A common stock under its existing stock option plans in connection with the core award of this LTIP for twelve of its executive and senior officers. During May 2003, two of the Company's executive officers waived these awards under this LTIP in their entirety, which aggregated 277,778 shares or 20% of the core awards granted. In addition, the special outperformance awards of the LTIP were amended to increase the per share base price above which the four year cumulative return is measured from $18.00 to $22.40. As of December 31, 2003 and giving effect to the settlement of the employment contracts of certain executive officers, there remains 879,858 shares of Class A common stock reserved for future issuance under the core award of this LTIP. With respect to the core award of this LTIP, the Company recorded approximately $2.6 million of compensation expense for the year ended December 31, 2003. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations. Further, no provision will be made for the special outperformance award of this LTIP until such time as achieving the requisite performance measures is determined to be probable.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements except for its 60% non-controlling interest in the 520 JV and its joint venture interest in RSVP (for a more detailed description of these arrangements see "Overview and Background").

Inflation

The office leases generally provide for fixed base rent increases or indexed escalations. In addition, the office leases provide for separate escalations of real estate taxes, operating expenses and electric costs over a base amount. The industrial / R&D leases generally provide for fixed base rent increases, direct pass through of certain operating expenses and separate real estate tax escalations over a base amount. The Company believes that inflationary increases in expenses will be mitigated by contractual rent increases and expense escalations described above. As a result of the impact of the events of September 11, 2001, the Company has realized increased insurance costs, particularly relating to property and terrorism insurance, and security costs. The Company has included these costs as part of its escalatable expenses and has billed them to its tenants consistent with the terms of the underlying leases. To the extent the Company's properties contain vacant space, the Company will bear such inflationary increases in expenses.

The Credit Facility bears interest at a variable rate, which will be influenced by changes in short-term interest rates, and is sensitive to inflation.

Funds From Operations

Management believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. Although FFO is a non-GAAP measure, the Company believes it provides useful information to its shareholders, potential investors and management. The Company computes FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from sales of depreciable properties plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. (See Selected Financial Data). FFO for the year ended December 31, 2003 includes a gain from the sale of land and build-to-suit transaction in the amount of $18.8 million. For the years ended December 31, 2002 and 2001, pursuant to the Company's adoption of FASB Statement No. 145, which addresses reporting for gains and losses from extinguishment of debt, the Company has reduced previously reported FFO by approximately $2.6 million and $2.9 million, respectively, related to the write-off of certain deferred loan costs incurred in connection with the Company's refinancing of its debt. These costs were previously recorded as an extraordinary loss and therefore excluded from the Company's calculation of FFO. In addition, FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures.

Since all companies and analysts do not calculate FFO in a similar fashion, the Company's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

The following table presents the Company's FFO calculation for the years ended December 31 (in thousands):

	2003	2002	2001
Income before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves and discontinued operations	**$ 53,819**	$ 80,071	$ 108,783
Add:			
Equity in earnings of real estate joint ventures and service companies	**30**	1,113	2,087
Gain on sales of real estate	**–**	537	20,173
Discontinued operations (net of limited partners' minority interest)	**130,229**	18,888	9,687
Limited partners' minority interest	**–**	–	7,456
Less:			
Minority partners' interests in consolidated partnerships	**17,972**	18,730	15,975
Limited partners' minority interest	**1,492**	4,223	–
Preferred dividends and distributions	**22,360**	23,123	23,977
Valuation reserves on investments in affiliate loans and joint ventures and other investments	**–**	–	166,101
Net income (loss) allocable to common shareholders	**142,254**	54,533	(57,867)
Adjustments for basic Funds From Operations			
Add:			
Limited partners' minority interest	**14,110**	6,680	–
Real estate depreciation and amortization	**113,940**	108,906	100,967
Minority partners' interests in consolidated partnerships	**17,972**	18,730	15,975
Valuation reserves on investments in affiliate loans and joint ventures	**–**	–	163,000
Less:			
Limited partners' minority interest	**–**	–	6,030
Gain on sales of real estate	**126,789**	5,433	20,173
Amounts distributable to minority partners in consolidated partnerships	**26,598**	24,996	19,083
Basic Funds From Operations	**134,889**	158,420	176,789
Add:			
Dividends and distributions on dilutive shares and units	**1,093**	23,123	26,601
Diluted Funds From Operations	**$ 135,982**	$ 181,543	$ 203,390
Weighted Average Shares/OP Units outstanding (1)	**64,884**	67,180	66,057
Diluted Weighted Average Shares/OP Units outstanding (1)	**65,715**	78,133	79,027

(1) Assumes conversion of limited partnership units of the Operating Partnership.

Quantitative and Qualitative Disclosures about market risk
The primary market risk facing the Company is interest rate risk on its long-term debt, mortgage notes and notes receivable. The Company will, when advantageous, hedge its interest rate risk using financial instruments. The Company is not subject to foreign currency risk.

The Company manages its exposure to interest rate risk on its variable rate indebtedness by borrowing on a short-term basis under its Credit Facility until such time as it is able to retire the short-term variable rate debt with either a long-term fixed rate debt offering, long term mortgage debt, equity offerings or through sales or partial sales of assets.

The Company will recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2003, the Company had certain derivatives outstanding related to the Company's January 2004 issuance of senior unsecured notes. At December 31, 2003 the fair value of these instruments reasonably approximated their carrying value.

The fair market value ("FMV") of the Company's long term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflect the risks associated with long term debt, mortgage notes and notes receivable of similar risk and duration.

The following table sets forth the Company's long-term debt obligations by scheduled principal cash flow payments and maturity date, weighted average interest rates and estimated FMV at December 31, 2003 (dollars in thousands):

	For the Year Ended December 31							
	2004	2005	2006	2007	2008	Thereafter	Total (1)	F M V
Long term debt:								
Fixed rate	$ 112,853	$ 32,440	$ 143,398	$ 271,508	$ 9,989	$ 651,447	$1,221,635	$1,306,303
Weighted average interest rate	7.41%	6.90%	7.37%	7.14%	7.23%	7.32%	7.28%	
Variable rate	$ –	$ 169,000	$ –	$ –	$ –	$ –	$ 169,000	$169,000
Weighted average interest rate	–%	2.86%	–%	–%	–%	–%	2.86%	

(1) Includes aggregate unamortized issuance discounts of approximately $555,000 on the senior unsecured notes issued during March 1999 and June 2002, which are due at maturity.

In addition, the Company has assessed the market risk for its variable rate debt, which is based upon LIBOR, and believes that a one percent increase in the LIBOR rate would have an approximate $1.7 million annual increase in interest expense based on $169 million of variable rate debt outstanding at December 31, 2003.

The following table sets forth the Company's mortgage notes and notes receivable by scheduled maturity date, weighted average interest rates and estimated FMV at December 31, 2003 (dollars in thousands):

	For the Year Ended December 31							
	2004	2005	2006	2007	2008	Thereafter	Total (1)	F M V
Mortgage notes and notes receivable:								
Fixed rate	$ 21,500	$ –	$ –	$ 16,990	$ –	$ –	$ 38,490	$39,368
Weighted average interest rate	10.85%	–%	–%	12.00%	–%	–%	11.36%	
Variable rate	$ –	$ 15,000	$ –	$ –	$ –	$ –	$ 15,000	$15,000
Weighted average interest rate	–%	13.43%	–%	–%	–%	–%	13.43%	

(1) Excludes interest receivables aggregating approximately $1.5 million.

RECKSON ASSOCIATES REALTY CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,	
	2003	2002
Assets		
Commercial real estate properties, at cost: (Notes 2, 3, 5 and 6)		
Land	**$ 386,501**	$ 386,747
Buildings and improvements	**2,251,455**	2,199,896
Developments in progress:		
Land	**90,706**	92,924
Development costs	**68,127**	28,311
Furniture, fixtures and equipment	**11,338**	12,203
	2,808,127	2,720,081
Less accumulated depreciation	**(469,642)**	(382,022)
	2,338,485	2,338,059
Properties and related assets held for sale, net of accumulated depreciation (Note 6)	**6,920**	196,954
Investments in real estate joint ventures	**5,904**	6,116
Investment in mortgage notes and notes receivable (Note 6)	**54,986**	54,547
Cash and cash equivalents	**22,887**	30,827
Tenant receivables	**12,034**	12,529
Investments in service companies and affiliate loans and joint ventures (Note 8)	**71,614**	73,332
Deferred rents receivable	**113,601**	97,145
Prepaid expenses and other assets	**35,501**	32,966
Contract and land deposits and pre-acquisition costs	**20,203**	240
Deferred leasing and loan costs, less accumulated amortization of $56,108 and $41,502, respectively	**64,860**	65,205
Total Assets	**$ 2,746,995**	$2,907,920
Liabilities		
Mortgage notes payable (Note 2)	**$ 721,635**	$ 733,761
Mortgage notes payable and other liabilities associated with properties held for sale (Note 6)	**333**	10,722
Unsecured credit facility (Note 3)	**169,000**	267,000
Senior unsecured notes (Note 4)	**499,445**	499,305
Accrued expenses and other liabilities	**94,433**	89,312
Dividends and distributions payable	**28,290**	31,575
Total Liabilities	**1,513,136**	1,631,675
Minority partners' interests in consolidated partnerships	**233,070**	242,934
Preferred unit interest in the operating partnership	**19,662**	19,662
Limited partners' minority interest in the operating partnership	**44,518**	71,420
	297,250	334,016
Commitments and contingencies (Notes 10 and 13)	**–**	–
Stockholders' Equity (Note 7)		
Preferred Stock, $.01 par value, 25,000,000 shares authorized		
Series A preferred stock, 8,834,500 shares issued and outstanding	**88**	88
Series B preferred stock, 2,000,000 shares issued and outstanding	**20**	20
Common Stock, $.01 par value, 100,000,000 shares authorized		
Class A common stock, 58,275,367 and 48,246,083 shares issued and outstanding, respectively	**583**	482
Class B common stock, 0 and 9,915,313 shares issued and outstanding, respectively	**–**	99
Treasury Stock, 3,318,600 and 3,066,600 shares, respectively	**(68,492)**	(63,954)
Retained earnings	**35,757**	–
Additional paid in capital	**968,653**	1,005,494
Total Stockholders' Equity	**936,609**	942,229
Total Liabilities and Stockholders' Equity	**$ 2,746,995**	$2,907,920

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share amounts)

	For the year ended December 31,		
	2003	2002	2001
Revenues (Note 10)			
Property operating revenues:			
Base rents	**$ 385,225**	$ 395,308	$ 392,824
Tenant escalations and reimbursements	**60,556**	55,441	54,739
Total property operating revenues	**445,781**	450,749	447,563
Interest income on mortgage notes and notes receivable (including $3,865, $4,287 and $4,196, respectively from related parties)	**6,568**	6,279	6,238
Investment and other income (including $0, $85 and $5,164, respectively from related parties)	**17,933**	1,041	14,018
Total revenues	**470,282**	458,069	467,819
Expenses:			
Property operating expenses	**180,411**	163,031	155,977
Marketing, general and administrative	**32,746**	29,214	28,242
Interest	**82,487**	83,309	82,639
Restructure charges – net (Note 7)	**11,580**	–	–
Depreciation and amortization	**109,239**	102,444	92,178
Total expenses	**416,463**	377,998	359,036
Income before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves and discontinued operations	**53,819**	80,071	108,783
Minority partners' interests in consolidated partnerships	**(17,972)**	(18,730)	(15,975)
Limited partners' minority interest in the operating partnership	**(1,492)**	(4,223)	7,456
Distributions to preferred unit holders	**(1,093)**	(1,288)	(2,111)
Equity in earnings of real estate joint ventures and service companies (including $0, $465 and $1,450, respectively from related parties)ventures	**30**	1,113	2,087
Gain on sales of real estate	**–**	537	20,173
Valuation reserves on investments in affiliate loans and joint ventures and other investments (Note 8)	**–**	–	(166,101)
Income (loss) before discontinued operations and dividends to preferred shareholders	**33,292**	57,480	(45,688)
Discontinued operations (net of limited partners' minority interest):			
Income from discontinued operations	**14,458**	14,621	9,687
Gain on sales of real estate	**115,771**	4,267	–
Net Income (loss)	**163,521**	76,368	(36,001)
Dividends to preferred shareholders	**(21,267)**	(21,835)	(21,866)
Net income (loss) allocable to common shareholders	**$ 142,254**	$ 54,533	$ (57,867)
Net income (loss) allocable to:			
Class A common shareholders	**$ 124,966**	$ 41,604	$ (44,243)
Class B common shareholders	**17,288**	12,929	(13,624)
Total	**$ 142,254**	$ 54,533	$ (57,867)
Basic net income (loss) per weighted average common share:			
Class A common	**$ .18**	$ .54	$ (1.36)
Gain on sales of real estate	**–**	.01	.29
Discontinued operations	**2.37**	.29	.15
Basic net income (loss) per Class A common	**$ 2.55**	$ .84	$ (.92)
Class B common	**$ .39**	$ .83	$ (1.97)
Gain on sales of real estate	**–**	.01	.42
Discontinued operations	**1.55**	.44	.23
Basic net income (loss) per Class B common	**$ 1.94**	$ 1.28	$ (1.32)
Basic weighted average common shares outstanding:			
Class A common	**49,092,000**	49,669,000	48,121,000
Class B common	**8,910,000**	10,122,000	10,284,000
Diluted net income (loss) per weighted average common share:			
Class A common	**$ 2.54**	$ .83	$ (.92)
Class B common	**$ 1.90**	$ .90	$ (1.32)
Diluted weighted average common shares outstanding:			
Class A common	**49,262,000**	49,968,000	48,121,000
Class B common	**8,910,000**	10,122,000	10,284,000

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Preferred Stock		Common Stock		Treasury Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity	Limited Partners' Minority Interest
	Series A	Series B	Class A	Class B					
Stockholders' equity January 1, 2001	$ 92	$ 20	$ 454	$ 103	$ –	$1,111,990	$ –	$ 1,112,659	$ 97,353
Issuance of OP Units	–	–	–	–	–	–	–	–	11,557
Redemption of OP Units	–	–	6	–	–	15,412	–	15,418	(15,577)
Net proceeds from long term compensation issuances	–	–	5	–	–	6,423	–	6,428	–
Issuance of Class A common stock	–	–	35	–	–	77,777	–	77,812	7,188
Repurchases of Class A common stock	–	–	–	–	–	(1,421)	–	(1,421)	–
Net loss	–	–	–	–	–	–	(57,867)	(57,867)	(6,030)
Dividends and distributions paid and payable	–	–	–	–	–	(165,039)	57,867	(107,172)	(12,604)
Stockholders' equity December 31, 2001	92	20	500	103	–	1,045,142	–	1,045,857	81,887
Issuance of OP Units	–	–	–	–	–	5,274	–	5,274	6,135
Redemption of OP Units	–	–	7	–	–	7,148	–	7,155	(7,173)
Net proceeds from long term compensation issuances	–	–	(2)	–	–	3,988	–	3,986	–
Issuance of Class A common stock	–	–	4	–	–	7,065	–	7,069	–
Repurchases of Class A and Class B common stock	–	–	(27)	(4)	(63,954)	–	–	(63,985)	(2,738)
Repurchases of Series A preferred stock	(4)	–	–	–	–	(7,041)	–	(7,045)	(924)
Net income	–	–	–	–	–	–	54,533	54,533	6,682
Dividends and distributions paid and payable	–	–	–	–	–	(56,082)	(54,533)	(110,615)	(12,449)
Stockholders' equity December 31, 2002	88	20	482	99	(63,954)	1,005,494	–	942,229	71,420
Issuance of OP Units	–	–	–	–	–	–	–	–	11,180
Redemption of OP Units	–	–	–	–	–	(42,805)	–	(42,805)	(40,189)
Net proceeds from long term compensation issuances	–	–	2	–	–	3,939	–	3,941	–
Issuance of Class A common stock	–	–	–	–	–	2,025	–	2,025	–
Repurchases of Class A common stock	–	–	–	–	(4,538)	–	–	(4,538)	–
Class B common stock exchange	–	–	99	(99)	–	–	–	–	–
Net income	–	–	–	–	–	–	142,254	142,254	14,110
Dividends and distributions paid and payable	–	–	–	–	–		(106,497)	(106,497)	(12,003)
Stockholders' equity December 31, 2003	$ 88	$ 20	$ 583	$ –	$(68,492)	$ 968,653	$ 35,757	$ 936,609	$ 44,518

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net Income (loss)	**$ 163,521**	$ 76,368	$ (36,001)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	**116,633**	112,341	102,931
Write off of deferred loan costs, net of limited partners' minority interest	–	2,335	2,595
Minority partners' interests in consolidated partnerships	**17,972**	18,730	15,975
Limited partners' minority interest in the operating partnership	**14,110**	6,238	(5,727)
Gain on sales of real estate, securities and mortgage repayment	**(126,789)**	(4,804)	(20,173)
Valuation reserves on investments in affiliate loans and joint ventures and other investments	–	–	166,101
Equity in earnings of real estate joint ventures and service companies	**(30)**	(1,113)	(2,087)
Changes in operating assets and liabilities:			
Deferred rents receivable	**(6,444)**	(26,277)	(38,186)
Prepaid expenses and other assets	**(5,263)**	4,870	(4,925)
Tenant and affiliate receivables	**1,919**	(4,417)	1,878
Accrued expenses and other liabilities	**(14,884)**	11,878	3,607
Net cash provided by operating activities	**160,745**	196,149	185,988
Cash Flows From Investment Activities:			
Purchases of commercial real estate properties	**(40,500)**	–	–
Increase in contract and land deposits and pre-acquisition costs	**(20,000)**	–	(3,267)
Increase in mortgage notes receivable	**(15,000)**	–	–
Additions to developments in progress	**(24,391)**	(41,896)	(8,260)
Additions to commercial real estate properties	**(43,341)**	(48,052)	(152,074)
Payment of deferred leasing costs	**(16,086)**	(16,414)	(10,513)
Distributions from investments in real estate joint ventures	**243**	276	82
Acquisition of controlling interests in service companies	–	(122)	–
Additions to furniture, fixtures and equipment	**(196)**	(2,414)	(635)
Investments in affiliate joint ventures	–	–	(25,056)
Proceeds from redemption of preferred securities	–	1,528	35,700
Proceeds from sales of real estate, securities and mortgage note receivable repayments	**268,757**	22,022	76,503
Net cash provided by (used in) investing activities	**109,486**	(85,072)	(87,520)
Cash Flows From Financing Activities:			
Proceeds from secured borrowings	–	–	325,000
Principal payments on secured borrowings	**(12,300)**	(11,065)	(302,894)
Proceeds from issuance of senior unsecured notes, net of issuance costs	–	49,432	–
Payment of loan and equity issuance costs	**(156)**	(1,568)	(6,252)
Investments in affiliate loans and service companies	–	–	(12,388)
Proceeds from unsecured credit facility	**132,000**	158,000	153,000
Principal payments on unsecured credit facility	**(230,000)**	(162,600)	(98,000)
Repurchases of common stock	**(4,538)**	(66,723)	(1,421)
Repurchase of Series A preferred stock	–	(7,969)	–
Proceeds from issuance of common stock and exercise of options, net of issuance costs	**1,028**	6,310	2,813
Contributions by minority partners in consolidated partnerships	–	1,343	101,832
Distributions to minority partners in consolidated partnerships	**(22,189)**	(20,051)	(16,458)
Distributions to limited partners in the operating partnership	**(12,353)**	(12,540)	(12,395)
Distributions to preferred unit holders	**(1,093)**	(1,320)	(2,231)
Dividends to common shareholders	**(107,303)**	(111,525)	(103,118)
Dividends to preferred shareholders	**(21,267)**	(21,949)	(21,824)
Net cash (used in) provided by financing activities	**(278,171)**	(202,225)	5,664
Net (decrease) increase in cash and cash equivalents	**(7,940)**	(91,148)	104,132
Cash and cash equivalents at beginning of period	**30,827**	121,975	17,843
Cash and cash equivalents at end of period	**$ 22,887**	$ 30,827	$ 121,975
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest, including interest capitalized	**$ 97,644**	$ 98,083	$ 105,087

(see accompanying notes to financial statements)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Reckson Associates Realty Corp. (the "Company") is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and to a lesser extent industrial buildings and also owns land for future development (collectively, the "Properties") located in the New York City tri-state area (the "Tri-State Area").

Organization and Formation of the Company

The Company was incorporated in Maryland in September 1994. In June 1995, the Company completed an Initial Public Offering (the "IPO") and commenced operations.

The Company became the sole general partner of Reckson Operating Partnership, L.P. (the "Operating Partnership") by contributing substantially all of the net proceeds of the IPO, in exchange for an approximate 73% interest in the Operating Partnership. All Properties acquired by the Company are held by or through the Operating Partnership. In conjunction with the IPO, the Operating Partnership executed various option and purchase agreements whereby it issued common units of limited partnership interest in the Operating Partnership ("OP Units") to certain continuing investors and assumed certain indebtedness in exchange for (i) interests in certain property partnerships, (ii) fee simple and leasehold interests in properties and development land, (iii) certain other business assets and (iv) 100% of the non-voting preferred stock of the management and construction companies. The Company's ownership percentage in the Operating Partnership was approximately 94.2% and 89.5% at December 31, 2003 and 2002, respectively.

Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the consolidated financial position of the Company and the Operating Partnership at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003. The Operating Partnership's investments in majority owned and controlled real estate joint ventures are reflected in the accompanying financial statements on a consolidated basis with a reduction for the minority partners' interest. The Operating Partnership also invests in real estate joint ventures where it may own less than a controlling interest. Such investments are reflected in the accompanying financial statements on the equity method of accounting. The operating results of Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction Group New York, Inc. and Reckson Construction Group, Inc. (collectively, the "Service Companies"), in which the Operating Partnership owned a 97% non-controlling interest are reflected in the accompanying financial statements on the equity method of accounting through September 30, 2002. On October 1, 2002, the Operating Partnership acquired the remaining 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. As a result, the Operating Partnership commenced consolidating the operations of the Service Companies. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Minority partners' interests in consolidated partnerships represent a 49% non-affiliated interest in RT Tri-State LLC, owner of an eight property suburban office portfolio, a 40% non-affiliated interest in Omni Partners, L.P., owner of a 579,000 square foot suburban office property and a 49% non-affiliated interest in Metropolitan 919 Third Avenue, LLC, owner of the property located at 919 Third Avenue, New York, NY. Limited partners' minority interest in the Operating Partnership was approximately 5.8% and 10.5% at December 31, 2003 and 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate

Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and / or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements, which are included in buildings and improvements, are amortized on a straight-line basis over the term of the related leases. Depreciation expense, net of discontinued operations, for each of the three years ended December 31, 2003 amounted to approximately $65.6 million, $67.0 million and $63.7 million, respectively.

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company lengthen the expected useful life of a particular asset, it would be depreciated over more years and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant will not be able to execute under the term of the lease as originally expected.

Long Lived Assets

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Statement No. 144 provides accounting guidance for financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions related to the disposal of a segment of a business. The Company adopted Statement No. 144 on January 1, 2002. The adoption of this statement did not have a material effect on the results of operations or the financial position of the Company. The adoption of Statement No. 144 does not have an impact on net income (loss) allocable to common shareholders. Statement No. 144 only impacts the presentation of the results of operations and gain on sales of depreciable real estate assets for those properties sold during the period within the consolidated statements of operations. In accordance with the provisions of Statement No. 144, the Company allocated approximately $7.6 million, $7.3 million and $12.7 million of its unsecured corporate interest expense to discontinued operations for the three annual periods ended December 31, 2003, respectively. Such allocation was based upon the Company's weighted average interest rate incurred under its unsecured credit facility which was applied to the portion of the proceeds received from its asset sales as if such asset sales occurred at the beginning of each reported period.

On July 1, 2001 and January 1, 2002, the Company adopted FASB Statement No.141 "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangibles", respectively. As part of the acquisition of real estate assets, the fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and building improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases, and value of tenant relationships, based in each case on their fair values. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market / economic conditions that may affect the property. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocation of purchase price and future impairment charges may be different.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Tenant's lease security deposits aggregating approximately $4.9 million and $5.6 million at December 31, 2003 and 2002, respectively, have been included in cash and cash equivalents on the accompanying balance sheets.

Deferred Costs

Tenant leasing commissions and related costs incurred in connection with leasing tenant space are capitalized and amortized over the life of the related lease. In addition, loan costs incurred in obtaining financing are capitalized and amortized over the term of the related loan.

Costs incurred in connection with equity offerings are charged to stockholders' equity when incurred.

Income Taxes

Commencing with its taxable year ended December 31, 1995, the Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for the subsequent four taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through the Service Companies as taxable REIT subsidiaries are subject to federal, state and local income taxes. (See Note 14 for the Company's reconciliation of GAAP net income to taxable income, its reconciliation of cash distributions to the dividends paid deduction and its characterization of taxable distributions).

Revenue Recognition & Accounts Receivable

Minimum rental revenue is recognized on a straight-line basis over the term of a lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balance sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. Certain lease agreements provide for reimbursement of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis.

The Company makes estimates of the collectibility of its accounts receivables related to base rents, tenant escalations and reimbursements and other revenue or income. The Company specifically analyzes tenant receivables and analyzes historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. In addition, when tenants are in bankruptcy the Company makes estimates of the expected recovery of pre-petition administrative and damage claims. In some cases, the ultimate resolution of those claims can exceed a year. These estimates have a direct impact on the Company's net income, because a higher bad debt reserve results in less net income.

The Company incurred approximately $4.7 million and $6.3 million of bad debt expense for the years ended December 31, 2003 and 2002, respectively, related to tenant receivables and deferred rents receivable which accordingly reduced total revenues and reported net income during the period.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and the Company having no substantial continuing involvement with the buyer.

Earnings Per Share

In 1997, the FASB issued Statement No. 128, "Earnings per Share" ("Statement No. 128") which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. The conversion of OP Units into Class A common stock would not have a significant effect on per share amounts as the OP Units share proportionately with the Class A common stock in the results of the Operating Partnership's operations.

Stock Options

Effective January 1, 2002 the Company has elected to follow FASB Statement No. 123, "Accounting for Stock Based Compensation" ("Statement No. 123"). Statement No. 123 requires the use of option valuation models, which determine the fair value of the option on the date of the grant. All future employee stock option grants will be expensed over the options' vesting periods based on the fair value at the date of the grant in accordance with Statement No. 123. To determine the fair value of the stock options granted, the Company uses a Black-Scholes option-pricing model. Historically, the Company had applied Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations in accounting for its stock option plans and reported pro forma disclosures in its Form 10-K filings by estimating the fair value of options issued and the related expense in accordance with Statement No. 123 (see Note 7). Accordingly, no compensation cost had been recognized for its stock option plans prior to the Company's adoption of Statement No. 123.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement No. 148"). Statement No. 148 amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily adopts the fair value recognition method of recording stock option expense. Statement No. 148 also amends the disclosure provisions of Statement 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock options on reported net income and earnings per share in annual and interim financial statements.

The following table sets forth the Company's pro forma information for its Class A common stockholders for the years ended December 31 (in thousands except earnings per share data):

	2003	2002	2001
Net income (loss) as reported	$ **124,966**	$ 41,604	$ (44,243)
Add: Stock option expense included in net income (loss)	**5**	94	–
Less: Stock option expense determined under fair value recognition method for all awards	**(253)**	(495)	(476)
Pro forma net income (loss)	$ **124,718**	$ 41,203	$ (44,719)
Net income (loss) per share as reported:			
Basic	$ **2.55**	$ .84	$ (.92)
Diluted	$ **2.54**	$ .83	$ (.92)
Pro forma net income (loss) per share:			
Basic	$ **2.54**	$ .83	$ (.93)
Diluted	$ **2.53**	$ .82	$ (.93)

The fair value for those options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the three annual periods ended December 31:

	2003	2002	2001
Risk free interest rate	**3.0%**	3.0%	5.0%
Dividend yield	**7.36%**	7.38%	7.52%
Volatility factor of the expected market price of the Company's Class A common stock	**.193**	.198	.202
Weighted average expected option life (in years)	**5**	5	5

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Derivative Instruments

FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in accumulated other comprehensive income ("OCI") until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Extinguishment of Debt

In April 2002, the FASB issued Statement No. 145, ("Statement No. 145"), which rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Statement No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted Statement No. 145 on January 1, 2003. As a result of the adoption of Statement No. 145, previously reported extraordinary losses resulting from the write-off of certain deferred loan costs related to debt refinancings reported in 2002 and 2001 have been reclassed to interest expense on the accompanying consolidated statements of operations. Such amounts, net of limited partners' minority interest, totaled approximately $2.3 million and $2.6 million, respectively. The adoption of Statement No. 145 does not have an impact on net income (loss) allocable to common shareholders. Statement No. 145 only impacts the presentation of the results of operations within the consolidated statements of operations.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. The disclosure requirements within FIN 45 are effective for financial statements for annual or interim periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the results of operations or the financial position of the Company.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The initial determination of whether an entity qualifies as a VIE shall be made as of the date at which a primary beneficiary becomes involved with the entity and reconsidered as of the date of a triggering event, as defined. The provisions of this interpretation are immediately effective for VIEs formed after January 31, 2003. In December 2003 the FASB issued FIN 46R, deferring the effective date until the period ending March 31, 2004 for interests held by public companies in variable interest entities created before February 1, 2003, which were non-special purpose entities. Management has not yet determined whether any of its consolidated or unconsolidated subsidiaries represent VIEs pursuant to such interpretation. Such determination could result in a change in the Company's consolidation policy related to such entities.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement No. 150"). Statement No. 150 is effective for financial instruments entered into or modified after May 15, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of Statement No. 150 did not have a material effect the Company's financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. MORTGAGE NOTES PAYABLE

At December 31, 2003, there were 14 fixed rate mortgage notes payable with an aggregate outstanding principal amount of approximately $721.6 million. These mortgage notes are secured by properties with an aggregate carrying value at December 31, 2003 of approximately $1.5 billion and which are pledged as collateral against the mortgage notes payable. In addition, approximately $44.0 million of the $721.6 million is recourse to the Company. The mortgage notes bear interest at rates ranging from 6.45% to 9.25%, and mature between 2005 and 2027. The weighted average interest rates on the outstanding mortgage notes payable at December 31, 2003, 2002 and 2001 were approximately 7.2%, 7.3% and 7.3%, respectively. Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and / or the Company.

The following table sets forth the Company's mortgage notes payable at December 31, 2003, by scheduled maturity date (dollars in thousands):

Property	Principal Outstanding	Interest Rate	Maturity Date	Amortization Term (Years)
395 North Service Road, Melville, NY	$ 19,301	6.45%	October, 2005	$34 per month
200 Summit Lake Drive, Valhalla, NY	18,937	9.25%	January, 2006	25
1350 Avenue of the Americas, NY, NY	73,779	6.52%	June, 2006	30
Landmark Square, Stamford, CT [(a)]	44,029	8.02%	October, 2006	25
100 Summit Lake Drive, Valhalla, NY	17,718	8.50%	April, 2007	15
333 Earle Ovington Blvd., Mitchel Field, NY [(b)]	52,869	7.72%	August, 2007	25
810 Seventh Avenue, NY, NY [(e)]	81,314	7.73%	August, 2009	25
100 Wall Street, NY, NY [(e)]	35,236	7.73%	August, 2009	25
6800 Jericho Turnpike, Syosset, NY	7,229	8.07%	July 1, 2010	25
6900 Jericho Turnpike, Syosset, NY	13,696	8.07%	July 1, 2010	25
580 White Plains Road, Tarrytown, NY	12,476	7.86%	September, 2010	25
919 Third Avenue, NY, NY [(c)]	244,047	6.867%	August, 2011	30
One Orlando Center, Orlando, FL [(d)]	37,759	6.82%	November, 2027	28
120 West 45th Street, NY, NY [(d)]	63,245	6.82%	November, 2027	28
Total / Weighted average	$ 721,635	7.24%		

[(a)] Encompasses six Class A office properties.

[(b)] The Company has a 60% general partnership interest in this property and its proportionate share of the aggregate principal amount is approximately $31.7 million.

[(c)] The Company has a 51% membership interest in this property and its proportionate share of the aggregate principal amount is approximately $124.5 million.

[(d)] Subject to interest rate adjustment on November 1, 2004 to the greater of 8.82% per annum or the yield on non-callable U.S. Treasury obligations with a term of fifteen years plus 2% per annum. The Company has the ability to prepay the loan at that time. In addition, these properties are cross-collateralized.

[(e)] These properties are cross-collateralized.

In addition, the Company has a 60% interest in an unconsolidated joint venture property. The Company's pro rata share of the mortgage debt at December 31, 2003 is approximately $7.9 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005 at which time the Company's share of the mortgage debt will be approximately $6.9 million.

Scheduled principal repayments to be made during the next five years and thereafter, for mortgage notes payable outstanding at December 31, 2003, are as follows (in thousands):

	Scheduled principal	Due at maturity	Total
2004	$ 12,853	$ –	$ 12,853
2005	13,887	18,553	32,440
2006	13,478	129,920	143,398
2007	10,969	60,539	71,508
2008	9,989	–	9,989
Thereafter	105,178	346,269	451,447
	$ 166,354	$ 555,281	$721,635

3. UNSECURED CREDIT FACILITY

The Company currently has a three year $500 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, Wells Fargo Bank, National Association as syndication agent and Citicorp North America, Inc. and Wachovia Bank, National Association as co-documentation agents. The Credit Facility matures in December 2005, contains options for a one-year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. At December 31, 2003, borrowings under the Credit Facility were priced off LIBOR plus 120 basis points and the Credit Facility carried a facility fee of 30 basis points per annum. On January 28, 2004, the Company received an investment grade rating on its senior unsecured debt from Fitch ratings of BBB-. This rating along with the Company's existing investment grade rating of BBB- from Standard & Poors, resulted in the pricing on outstanding borrowings to decrease to LIBOR plus 90 basis points and the facility fee to decrease to 20 basis points per annum. In the event of a change in the Operating Partnership's senior unsecured credit rating the interest rates and facility fee are subject to change. At December 31, 2003, the outstanding borrowings under the Credit Facility aggregated $169 million and carried a weighted average interest rate of 2.86% per annum.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2003, the Company had availability under the Credit Facility to borrow approximately an additional $331 million subject to compliance with certain financial covenants.

The Company capitalized interest incurred on borrowings to fund certain development projects in the amount of $8.0 million, $8.3 million and $10.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

4. SENIOR UNSECURED NOTES

As of December 31, 2003, the Operating Partnership had outstanding approximately $499.4 million (net of issuance discounts) of senior unsecured notes (the "Senior Unsecured Notes"). The following table sets forth the Operating Partnership's Senior Unsecured Notes and other related disclosures by scheduled maturity date (dollars in thousands):

Issuance	Face Amount	Coupon Rate	Term	Maturity
March 26, 1999	$100,000	7.40%	5 years	March 15, 2004
June 17, 2002	$ 50,000	6.00%	5 years	June 15, 2007
August 27, 1997	$150,000	7.20%	10 years	August 28, 2007
March 26, 1999	$200,000	7.75%	10 years	March 15, 2009

Interest on the senior unsecured notes is payable semiannually with principal and unpaid interest due on the scheduled maturity dates. In addition, the Senior Unsecured Notes issued on March 26, 1999 and June 17, 2002 was issued at aggregate discounts of $738,000 and $267,500, respectively. Such discounts are being amortized over the term of the Senior Unsecured Notes to which they relate.

On January 22, 2004, the Operating Partnership issued $150 million of seven-year 5.15% (5.196% effective rate) senior unsecured notes. Prior to the issuance of these notes the Company entered into several anticipatory interest rate hedge instruments to protect itself against potentially rising interest rates. At the time the notes were issued the Company incurred a net cost of approximately $980,000 to settle these instruments. Such costs will be amortized over the term of the notes. Net proceeds of approximately $148 million received from this issuance were used to repay outstanding borrowings under the Credit Facility.

5. LAND LEASES, AIR RIGHTS AND OPERATING LEASES

The Company leases, pursuant to noncancellable operating leases, the land on which eleven of its buildings were constructed. The leases, certain of which contain renewal options at the direction of the Company, expire between 2006 and 2090. The leases either contain provisions for scheduled increases in the minimum rent at specified intervals or for adjustments to rent based upon the fair market value of the underlying land or other indexes at specified intervals. Minimum ground rent is recognized on a straight-line basis over the terms of the leases. The excess of amounts recognized over amounts contractually due was approximately $3.2 million and $3.3 million at December 31, 2003 and 2002, respectively. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets.

In addition, the Company, through the acquisition of certain properties, is subject to an air rights lease agreement. This lease agreement has a term expiring 2048, including renewal options. Reckson Management Group, Inc. is subject to operating leases for certain of its management offices and warehouse storage space. These operating leases expire 2009.

Future minimum lease commitments relating to the land leases, air rights lease agreements and operating leases during the next five years and thereafter are as follows (in thousands):

Year ended December 31,	Land Leases	Air Rights(1)	Operating Leases
2004	$ 2,993	$ 333	$ 785
2004	2,995	333	813
2006	2,961	333	842
2007	2,888	333	870
2008	2,888	333	370
Thereafter	47,309	3,680	–
	$62,034	$5,345	$3,680

(1) Excludes approximately $453,000 in aggregate payments due under a Long Island office property which was sold in January 2004.

In addition, aggregate expense contractually due under the Company's land leases, air rights and operating leases for each of the three years ended December 31, 2003 amounted to $3.4 million, $3.5 million and $4.9 million, respectively.

6. COMMERCIAL REAL ESTATE INVESTMENTS

As of December 31, 2003, the Company owned and operated 77 office properties (inclusive of 10 office properties owned through joint ventures) comprising approximately 13.7 million square feet, 11 industrial properties comprising approximately 1.0 million square feet and one retail property comprising approximately 9,000 square feet located in the Tri-State Area.

The Company also owns approximately 313 acres of land in 12 separate parcels of which the Company can develop approximately 3.0 million square feet of office space. The Company is currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential for potential disposition. As of December 31, 2003, the Company had invested approximately $116.8 million in these development projects. Management has made subjective assessments as to the value and recoverability of these investments based on current and proposed development plans, market comparable land values and alternative use values. The Company has capitalized approximately $10.0 million for the year ended December 31, 2003 related to real estate taxes, interest and other carrying costs related to these development projects. In October 2003, the Company entered into contracts to sell two land parcels aggregating approximately 128 acres of its land holdings located in New Jersey. The contracts provided for aggregate sales prices ranging from $23 million to $43 million. These sales are contingent upon obtaining zoning for residential use of the land and other customary approvals. The proceeds ultimately received from such sales will be based upon the number of residential units permitted by the rezoning. The aggregate cost basis of these assets at December 31, 2003 was approximately $11.8 million. The closing is scheduled to occur upon the rezoning, which is anticipated to occur within 9 to 33 months. During February 2004, a 3.9 acre land parcel located on Long Island was condemned by the Town of Oyster Bay. As consideration from the condemnation the Company anticipates to initially receive approximately $1.8 million. The Company's cost basis in this land parcel at December 31, 2003 was approximately $1.4 million. The Company is currently contesting this valuation and seeking payment of additional consideration from the Town of Oyster Bay but there can be no assurances that the Company will be successful in obtaining any such additional consideration.

The Company holds a $17.0 million note receivable, which bears interest at 12% per annum and is secured by a minority partnership interest in Omni Partners, L.P., owner of the Omni, a 579,000 square foot Class A office property located in Uniondale, New York (the "Omni Note"). The Company currently owns a 60% majority partnership interest in Omni Partners, L.P. and on March 14, 2007 may exercise an option to acquire the remaining 40% interest for a price based on 90% of the fair market value of the property. The Company holds a $15 million participating interest in a $30 million junior mezzanine note loan which is secured by a pledge of an indirect ownership interest of an entity which owns the ground leasehold estate under a 1.1 million square foot office complex located on Long Island, New York (the "Mezz Note"). The Mezz Note matures in September 2005, currently bears interest at 13.43%, and the borrower has the right to extend for three additional one-year periods. The Company also holds three other notes receivable aggregating $21.5 million which bear interest at rates ranging from 10.5% to 12% per annum. These notes are secured in part by a minority partner's preferred unit interest in the Operating Partnership, an interest in real property and a personal guarantee (the "Other Notes" and collectively with the Omni Note, the Mezz Note, the "Note Receivable Investments").

As of December 31, 2003, management has made subjective assessments as to the underlying security value on the Company's Note Receivable Investments. These assessments indicate an excess of market value over the carrying value related to the Company's Note Receivable Investments. Based on these assessments the Company's management believes there is no impairment to the carrying value related to the Company's Note Receivable Investments. The Company also owns a 355,000 square foot office building in Orlando, Florida. This non-core real estate holding was acquired in May 1999 in connection with the Company's initial New York City portfolio acquisition. This property is cross-collateralized under a $101.0 million mortgage note payable along with one of the Company's New York City buildings. The Company has the right to prepay this note in November 2004, prior to its maturity.

The Company also owns a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV"), which it manages – the remaining 40% interest is owned by JAH Realties L.P. Jon Halpern, a director of HQ Global Workplaces, is a partner in JAH Realties, L.P. As of December 31, 2003, the 520JV had total assets of $19.8 million, a mortgage note payable of $12.0 million and other liabilities of $185,000. The Company's allocable share of the 520JV mortgage note payable is approximately $7.9 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. During the second quarter of 2003, HQ Global Workplaces, a tenant of the 520JV surrendered approximately one-third of its premises. As a result, the 520JV incurred a write-off of $633,000 relating to its deferred rents receivable. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, the Company accounts for the 520JV under the equity method of accounting. In accordance with the equity method of accounting the Company's proportionate share of the 520JV income was approximately $30,000, $648,000 and $478,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

During September 2000, the Company formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV, which was then distributed to the Company. In August 2003, the Company acquired TIAA's 49% interest in the property located at 275 Broadhollow Road, Melville, NY for approximately $12.4 million. As a result, the Tri-State JV owns eight Class A suburban office properties aggregating approximately 1.4 million square feet. The Company is responsible for managing the day-to-day operations and business affairs of the Tri-State JV and has substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the Tri-State JV.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement System ("NYSTRS") (the "919JV") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. The Company is responsible for managing the day-to-day operations and business affairs of the 919JV and has substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the 919JV.

During February 2003, the Company, through Reckson Construction Group, Inc., entered into a contract with an affiliate of First Data Corp. to sell a 19.3-acre parcel of land located in Melville, New York and was retained by the purchaser to develop a build-to-suit 195,000 square foot office building for aggregate consideration of approximately $47 million. This transaction closed on March 11, 2003 and development of the aforementioned office building has commenced and is near completion. Net proceeds from the land sale of approximately $18.3 million were used to establish an escrow account with a qualified intermediary for a future exchange of real property pursuant to Section 1031 of the Code (a "Section 1031 Exchange"). A Section 1031 Exchange allows for the deferral of taxes related to the gain attributable to the sale of property if qualified replacement property is identified within 45 days and such qualified replacement property is then acquired within 180 days from the initial sale. As described below, the Company identified and acquired certain qualified replacement properties. In accordance with Statement No. 66, the Company has estimated its book gain on this land sale and build-to-suit transaction to be approximately $22.4 million, of which $18.8 million has been recognized during the year ended December 31,

2003 and is included in investment and other income on the Company's statement of operations. Approximately $3.6 million is estimated to be earned in 2004 as the development is completed.

On May 22, 2003, the Company, through Reckson Construction Group, Inc., acquired two industrial redevelopment properties in Hauppauge, Long Island encompassing approximately 100,000 square feet for total consideration of approximately $6.5 million. On August 27, 2003, the Company, through Reckson Construction Group, Inc., acquired the remaining 49% interest in the property located at 275 Broadhollow Road, Melville, NY, from the Company's joint venture partner, TIAA, for approximately $12.4 million. These acquisitions were financed from the sales proceeds being held by the aforementioned qualified intermediary and the properties acquired were qualified replacement properties. As a result of these acquisitions, the Company successfully completed the exchange of real property pursuant to Section 1031 and thereby deferred the taxes related to the gain recognized on the sale proceeds received from the land sale to First Data Corp. Two of the qualified replacement properties were subsequently contracted for sale as part of the Company's Long Island industrial building portfolio sale. There can be no assurances that the Company will identify or acquire additional qualified replacement properties in which case the Company would incur the tax liability on the capital gain realized of approximately $1.5 million.

On August 7, 2003, the Company acquired a ten story, 181,800 square foot Class A office property located in Stamford, Connecticut. This acquisition was financed, in part, through an advance under the Company's unsecured credit facility of $21.6 million and the issuance of 465,845 Class C OP Units valued at $24.00 per unit. In accordance with FASB Statement No. 141 "Business Combinations", the Company allocated and recorded a net deferred intangible lease asset of approximately $1.5 million, representing the net value of acquired above and below market leases, assumed lease origination costs and other value of in-place leases. The net value of the above and below market leases is amortized over the remaining terms of the respective leases to rental income and such amortization amounted to approximately $331,000 during the 2003 period of ownership. In addition, amortization expense on the value of lease origination costs was approximately $114,000 during the 2003 period of ownership. At acquisition, there were 16 in-place leases aggregating approximately 136,000 square feet with a weighted average remaining lease term of approximately 21 months.

On September 5, 2003, the Company acquired the Mezz Note which is comprised of three tranches based upon priority: a $14 million A tranche, a $14 million B tranche and a $2 million C tranche. The Company acquired a 25% interest in the A tranche, a 75% interest in the B tranche and a 50% interest in the C tranche. Interest is payable on the tranches at 9.5%, 12.5% and 12.5%, respectively, over the greater of one month LIBOR or 1.63%. As a result, the minimum weighted average interest rate accruing to the Company is 13.43% per annum. In addition, as part of the Company's participation it received a 1% origination fee amounting to $150,000. Such fee is being recognized over a three-year period.

In November 2003, the Company disposed of all but three of its 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family (the "Disposition") for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 OP Units valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under the Company's Credit Facility. Two of the remaining three properties, which are subject to transfer pursuant to Section 1031 of the Code, are anticipated to close during 2004. There can be no assurances that the Company will meet the requirements of Section 1031 by identifying and acquiring qualified replacement properties in the required time frame, in which case the Company would incur the tax liability on the capital gain realized of approximately $1.5 million. The disposition of the other property, which is subject to certain environmental issues, is conditioned upon the approval of the buyer's lender, which has not been obtained. As a result, the Company may not dispose of this property as a part of the Disposition. Management believes that if the Company were to continue to hold this property the cost to address the environmental issues would not have a material adverse effect on the Company, but there can be no assurance in this regard. The three remaining properties aggregate approximately $7.1 million of the $315.5 million sales price. In addition, four of the five remaining options granted to the Company at the time of the Company's IPO to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with management contracts relating to three of such properties (See Note 8).

On November 24 2003, the Company sold a 181,000 square foot office property located on Long Island for approximately $24.4 million. Net proceeds from the sale were used to pay outstanding borrowings under the Credit Facility.

In January 2004, the Company sold a 104,000 square foot office property located on Long Island for approximately $18.5 million. Net proceeds from the sale were used to repay borrowings under the Company's unsecured Credit Facility.

In January 2004, the Company acquired 1185 Avenue of the Americas, a 42-story, 1.1 million square foot Class A office tower, located between 46th and 47th Streets in New York City for $321 million. In connection with this acquisition, the Company assumed a $202 million mortgage and $48 million of mezzanine debt. The balance of the purchase price was paid through an advance under the Credit Facility. The floating rate mortgage and mezzanine debt both mature in August 2004 and presently have a weighted average interest rate of 4.95%. The property is also encumbered by a ground lease which has a remaining term of approximately 40 years with rent scheduled to be re-set at the end of 2005 and then remain constant for the balance of the term.

In February 2004, the Company signed a contract to sell a 175,000 square foot office building located on Long Island for approximately $30 million of which the Company owns a 51% interest. Net proceeds from the sale are anticipated to be used to pay outstanding borrowings under the Credit Facility.

7. STOCKHOLDERS' EQUITY

An OP Unit and a share of Class A common stock have essentially the same economic characteristics as they effectively share equally in the net income or loss and distributions of the Operating Partnership. Subject to certain holding periods, OP Units may either be redeemed for cash or, at the election of the Company, for shares of Class A common stock on a one-for-one basis.

The limited partners' minority interest in the Operating Partnership ("Limited Partner Equity"), which is reflected in the accompanying balance sheets, is reported at an amount equal to the limited partners' ownership percentage of the net equity of the Operating Partnership at the end of reporting period. The Limited Partner Equity is adjusted at the end of the period to reflect the ownership percentages at that time. The Limited Partner Equity was 5.8% and 10.5% at December 31, 2003 and 2002, respectively.

The following table sets forth the Company's annual dividend rates and dividends paid on each class of its common and preferred stock for each of the years ended December 31:

	2003	2002	2001
Class A common stock:			
Dividend rate	$ 1.698	$ 1.698	$ 1.621
Dividends paid (in thousands)	$ 81,638	$ 85,102	$ 77,426
Class B common stock:			
Dividend rate	$ 2.588	$ 2.593	$ 2.498
Dividends paid (in thousands)	$ 25,665	$ 26,423	$ 25,692
Series A preferred stock:			
Dividend rate	$ 1.906	$ 1.906	$ 1.906
Dividends paid (in thousands)	$ 16,842	$ 17,524	$ 17,524
Series B preferred stock:			
Dividend rate	$ 2.213	$ 2.213	$ 2.171
Dividends paid (in thousands)	$ 4,425	$ 4,425	$ 4,300

On January 1, 2003, the Company had issued and outstanding 9,915,313 shares of Class B Exchangeable Common Stock, par value $.01 per share (the "Class B common stock"). The shares of Class B common stock were exchangeable at any time, at the option of the holder, into an equal number of shares of Class A common stock, subject to customary antidilution adjustments. The Company, at its option, could have redeemed any or all of the Class B common stock in exchange for an equal number of shares of the Company's Class A common stock at any time following November 23, 2003.

On October 24, 2003, the Company gave notice to its Class B common stockholders that it would exercise its option to exchange all of its Class B common stock outstanding on November 25, 2003 for an equal number of shares of Class A common stock. The Board of Directors declared a final cash dividend on the Company's Class B common stock to holders of record on November 25, 2003 in the amount of $.1758 per share, which was paid on January 12, 2004. The payment covered the period from November 1, 2003 through November 25, 2003 and was based on the previous quarterly Class B common stock dividend rate of $.6471 per share. In order to align the regular quarterly dividend payment schedule of the former holders of Class B common stock with the schedule of the holders of Class A common stock for periods subsequent to the exchange date for the Class B common stock, the Board of Directors also declared a cash dividend with regard to the Class A common stock to holders of record on October 14, 2003 in the amount of $.2585 per share, which was paid on January 12, 2004. This payment covered the period from October 1, 2003 through November 25, 2003 and was based on the current quarterly Class A common stock dividend rate of $.4246 per share. As a result, the Company has declared dividends through November 25, 2003 to all holders of Class A common stock and Class B common stock. The Board of Directors also declared the Class A common stock cash dividend for the portion of the fourth quarter subsequent to November 25, 2003. The holders of record of Class A common stock on January 2, 2004, giving effect to the exchange transaction, received a Class A common stock dividend in the amount of $.1661 per share, on January 12, 2004. This payment covered the period from November 26, 2003 through December 31, 2003 and was based on the current quarterly Class A common stock dividend rate of $.4246 per share.

The Board of Directors of the Company authorized the purchase of up to five million shares of the Company's Class A common stock. Transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time. During the year ended December 31, 2003, under this buy-back program, the Company purchased 252,000 shares of Class A common stock at an average price of $18.01 per Class A share for an aggregate purchase price of approximately $4.5 million.

The following table sets forth the Company's historical activity under its current common stock buy-back program (dollars in thousands except per share data):

	Shares Purchased	Average price per share	Aggregate purchase price
Current program:			
Class A common	2,950,400	$ 21.30	$ 62,830
Class B common	368,200	$ 22.90	8,432
	3,318,600		$ 71,262

The Board of Directors of the Company formed a pricing committee to consider purchases of up to $75 million of the Company's outstanding preferred securities.

On December 31, 2003, the Company had issued and outstanding 8,834,500 shares of 7.625% Series A Convertible Cumulative Preferred Stock (the "Series A preferred stock"). The Series A preferred stock is redeemable by the Company on or after April 13, 2003 at a price of approximately $25.95 per share with such price decreasing, at annual intervals, to $25.00 per share over a five-year period. In addition, the Series A preferred stock, at the option of the holder, is convertible at any time into the Company's Class A common stock at a price of $28.51 per share. On October 14, 2002, the Company purchased and retired 357,500 shares of the Series A preferred stock at $22.29 per share for approximately $8.0 million. As a result of this purchase, annual preferred dividends decreased by approximately $682,000.

As of December 31, 2003, the Company had issued and outstanding two million shares of 8.85% Series B Convertible Cumulative Preferred Stock (the "Series B preferred stock"). The Series B preferred stock was redeemable by the Company as follows: (i) on or after March 2, 2002 to and including June 2, 2003, at an amount which provides an annual rate of return in respect to such share of 15%, (ii) on or after June 3, 2003 to and including June 2, 2004, $25.50 per share and (iii) on or after June 3, 2004 and thereafter, $25.00 per share. The Series B preferred stock, at the option of the holder, was convertible at any time into the Company's Class A common stock at a price of $26.05 per share. In January 2004, the Company exercised its option to redeem the two million shares of outstanding Series B preferred stock for approximately 1,958,000 shares of its Class A common stock. As a result of this redemption, based on current common dividend rates, net dividends will decrease by approximately $1.1 million.

On November 10, 2003, as partial consideration for the Company's sale of its Long Island industrial building portfolio to the departing Rechler family members, the Company redeemed and retired approximately 3.9 million OP Units valued at approximately $90.4 million or $23.00 per share. In addition, during the year ended December 31, 2003, certain limited partners exchanged approximately 258,000 OP Units for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2002, certain limited partners exchanged approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, certain limited partners exchanged 666,468 OP Units for an equal number of shares of the Company's Class A common stock.

On August 7, 2003, in conjunction with the Company's acquisition of a Class A office property located in Stamford, Connecticut it issued 465,845 Class C OP Units to the sellers of the property. The Class C OP Units will receive an initial annual distribution of $1.87 per unit, which amount will increase or decrease pro-rata based upon changes in the dividend paid on the Company's Class A common stock.

In October 2000, the Company instituted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the Rights Plan, each shareholder receives one Right to acquire one one-thousandth of a share of a series of junior participating preferred stock at an initial purchase price of $84.44 for each share of the Company's outstanding Class A common stock owned. The Rights will be exercisable only if a person or group acquires, or announces an intention to acquire, 15% or more of the Company's Class A common stock, or announces a tender offer, which would result in beneficial ownership by a person or group of 15% or more of the Class A common stock. If any person acquires 15% or more of the outstanding shares of Class A common stock or if the Company is acquired in a merger after such an acquisition, all Rights holders except the acquiring person will be entitled to purchase the Company's Class A common stock at a discounted price. The Rights will expire at the close of business on October 13, 2010, unless earlier redeemed by the Company.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. In May 2001, a minority partner that owned an $85 million preferred equity investment in Metropolitan converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result of the minority partner's conversion of their preferred equity investment, the Company owns 100% of Metropolitan.

On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio and the settlement of the employment contracts of the departing Rechler family members, the Company incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under the Company's historical LTIP program were transferred to the purchaser and approximately $642,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689, or 100%, of their 2002 Rights and their 2003 Rights were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in the Company's March 2003 LTIP, each received 8,681 shares of the Company's Class A common stock related to the service component of their core award which was valued at $293,000 in the aggregate. In addition, if the Company attains its annual performance measure in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they had remained in continuous employment with the Company. The remainder of their core awards, aggregating 208,334 shares of Class A common stock, was forfeited. The Company also incurred additional restructure charges of approximately $1.2 million related primarily to the release and severance of approximately 25 employees. Total restructure charges of approximately $12.5 million were mitigated by a $972,000 fee from the departing Rechler family members related to the termination of the Company's option to acquire certain property which was either owned by certain Rechler family members or in which the Rechler family members own a non-controlling interest (see Note 8).

On May 29, 2003, the Board of Directors appointed Mr. Peter Quick as Lead Director and Chairman of the Nominating/Governance Committee. The Nominating/Governance Committee as well as the Audit Committee and Compensation Committee are comprised solely of independent directors.

In addition, in May 2003, the Company revised its policy with respect to compensation of its independent directors to provide that a substantial portion of the independent directors' compensation shall be in the form of Class A common stock of the Company. Such common stock may not be sold until such time as the director is no longer a member of the Company's Board.

The Company had historically structured long term incentive programs ("LTIP") using restricted stock and stock loans. In July 2002, as a result of certain provisions of the Sarbanes Oxley legislation, the Company discontinued the use of stock loans in its LTIP. In connection with LTIP grants made prior to the enactment of the Sarbanes Oxley legislation the Company made stock loans to certain executive and senior officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The stock loans were set to bear interest at the mid-term Applicable Federal Rate and were secured by the shares purchased. Such stock loans (including accrued interest) were scheduled to vest and be ratably forgiven each year on the anniversary of the grant date based upon vesting periods ranging from four to ten years based on continued service and in part on attaining certain annual performance measures. These stock loans had an initial aggregate weighted average vesting period of approximately nine years. As of December 31, 2003, and giving effect to the settlement of the employment contracts of certain executive officers, there remains 264,144 shares of common stock subject to the original stock loans which are anticipated to vest between 2004 and 2011. Approximately $3.1 million and $4.5 million of compensation expense was recorded for the years ended December 31, 2003 and 2002, respectively, related to these LTIP. Such amounts have been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

The outstanding stock loan balances due from executive and senior officers aggregated approximately $5.6 million and $17.0 million at December 31, 2003 and December 31, 2002, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated balance sheets. Other outstanding loans to executive and senior officers at December 31, 2003 and December 31, 2002 amounted to approximately $2.9 million and $2.0 million, respectively, primarily related to tax payment advances on stock compensation awards and life insurance contracts made to certain executive and non-executive officers.

In November 2002 and March 2003 an award of rights was granted to certain executive officers of the Company (the "2002 Rights" and "2003 Rights", respectively, and collectively, the "Rights"). Each Right represents the right to receive, upon vesting, one share of Class A common stock if shares are then available for grant under one of the Company's stock option plans or, if shares are not so available, an amount of cash equivalent to the value of such stock on the vesting date. The 2002 Rights will vest in four equal annual installments beginning on November 14, 2003 (and shall be fully vested on November 14, 2006). The 2003 Rights will be earned as of March 13, 2005 and will vest in three equal annual installments beginning on March 13, 2005 (and shall be fully vested on March 13, 2007). Dividends on the shares will be held by the Company until such shares become vested, and will be distributed thereafter to the applicable officer. The 2002 Rights also entitle the holder thereof to cash payments in respect of taxes payable by the holder resulting from the Rights. The 2002 Rights aggregate 190,524 shares of the Company's Class A common stock and the 2003 Rights aggregate 60,760 shares of Class A common stock. As of December 31, 2003, and giving effect to the settlement of the employment contracts of certain executive officers, there remains 47,126 shares of Class A common stock related to the 2002 Rights and 26,040 shares of Class A common stock related to the 2003 rights. During the year ended December 31, 2003, the Company recorded approximately $855,000 of compensation expense related to the Rights. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

In March 2003, the Company established a new LTIP for its executive and senior officers. The four-year plan has a core award, which provides for annual stock based compensation based upon continued service and in part based on attaining certain annual performance measures. The plan also has a special outperformance award, which provides for compensation to be earned at the end of a four-year period if the Company attains certain four-year cumulative performance measures. Amounts earned under the special outperformance award may be paid in cash or stock at the discretion of the Compensation Committee of the Board. Performance measures are based on total shareholder returns on a relative and absolute basis. On March 13, 2003, the Company made available 1,384,102 shares of its Class A common stock under its existing stock option plans in connection with the core award of this LTIP for twelve of its executive and senior officers. During May 2003, two of the Company's executive officers waived these awards under this LTIP in their entirety, which aggregated 277,778 shares or 20% of the core awards granted. In addition, the special outperformance awards of the LTIP were amended to increase the per share base price above which the four year cumulative return is measured from $18.00 to $22.40. As of December 31, 2003 and giving effect to the settlement of the employment contracts of certain executive officers, there remains 879,858 shares of Class A common stock reserved for future issuance under the core award of this LTIP. With respect to the core award of this LTIP, the Company recorded approximately $2.6 million of compensation expense for the year ended December 31, 2003. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations. Further, no provision will be made for the special outperformance award of this LTIP until such time as achieving the requisite performance measures is determined to be probable.

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class A common stock as required by Statement No. 128 for the years ended December 31 (in thousands except for earnings per share data):

	2003	2002	2001
Numerator:			
Income (loss) before dividends to preferred shareholders, discontinued operations and income allocated to Class B shareholders	$ 33,292	$ 57,480	$ (45,688)
Dividends to preferred shareholders	(21,267)	(21,835)	(21,866)
Discontinued operations (net of share applicable to limited partners and Class B common shareholders)	116,379	14,422	7,319
(Income) loss allocated to Class B common shareholders	(3,438)	(8,463)	15,992
Numerator for basic and diluted net income (loss) per Share	$ 124,966	$ 41,604	$ (44,243)
Denominator:			
Denominator for basic net income (loss) per share-weighted average Class A common shares	49,092	49,669	48,121
Effect of dilutive securities:			
Common stock equivalents	170	299	–
Denominator for diluted net income (loss) per Class A common share-adjusted weighted average shares and assumed conversions	49,262	49,968	48,121
Basic net income (loss) per Class A common share:			
Basic net income (loss)	$ .18	$ .54	$ (1.36)
Gain on sales of real estate	–	.01	.29
Discontinued operations	2.37	.29	.15
Basic net income (loss) per Class A common share	$ 2.55	$ .84	$ (.92)
Diluted net income (loss) per Class A common share:			
Diluted net income (loss)	$ .18	$ .53	$ (1.36)
Gain on sales of real estate	–	.01	.29
Discontinued operations	2.36	.29	.15
Diluted net income (loss) per Class A common share	$ 2.54	$ .83	$ (.92)

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class B common stock as required by Statement No. 128 for the years ended December 31 (in thousands except for earnings per share data):

	2003	2002	2001
Numerator:			
Income (loss) before dividends to preferred shareholders, discontinued operations and income allocated to Class A common shareholders	$ 33,292	$ 57,480	$ (45,688)
Dividends to preferred shareholders	(21,267)	(21,835)	(21,866)
Discontinued operations (net of share applicable to limited partners and Class A *common shareholders)*	13,851	4,465	2,367
(Income) loss allocated to Class A common shareholders	(8,588)	(27,181)	51,563
Numerator for basic net income (loss) per share	17,288	12,929	(13,624)
Add back:			
Net income allocated to Class A common shareholders	–	41,604	–
Limited partners' *minority interest in the operating partnership*	–	6,238	–
Numerator for diluted net income (loss) per share	$ 17,288	$ 60,771	$ (13,624)
Denominator:			
Denominator for basic net income (loss) per share– weighted average Class B common shares	8,910	10,122	10,284
Effect of dilutive securities:			
Weighted average Class A common shares outstanding	–	49,669	–
Weighted average *OP Units outstanding*	–	7,389	–
Common stock equivalents	170	299	–
Denominator for diluted net income (loss) per Class B common share-adjusted weighted average shares and assumed conversions	9,080	67,479	10,284
Basic net income (loss) per Class B common share:			
Basic net income (loss)	$ .39	$ .83	$ (1.97)
Gain on sales of real estate	–	.01	.42
Discontinued operations	1.55	.44	.23
Basic net *income (loss) per* Class B *common share*	$ 1.94	$ 1.28	$ (1.32)
Diluted net income (loss) per Class B common share:			
Diluted net income (loss)	$ .37	$ .83	$ (1.97)
Gain on sales of real estate	–	–	.42
Discontinued operations	1.53	.07	.23
Diluted net income (loss) per Class B common share	$ 1.90	$ .90	$ (1.32)

The Company's computation for purposes of calculating the diluted weighted average Class B common shares outstanding is based on the assumption that the Class B common stock is converted into the Company's Class A common stock.

Employee Stock Option Plans and Related Disclosures

The Company has five outstanding stock option plans (the "Plans") for the purpose of attracting and retaining executive officers, directors and other key employees.

The following table sets forth the authorized shares of Class A common stock which have been reserved for issuance under the Plans, the options granted under the Plans and their corresponding exercise price range per share as of December 31, 2003:

	Class A Common shares reserved	Options granted (1) (2)	Exercise price range from (1)	Exercise price range to (1)
Amended and Restated 1995 Stock Option Plan	1,500,000	1,545,038	$ 12.04	$ 25.56
1996 Employee Stock Option Plan	400,000	269,600	$ 19.67	$ 26.13
Amended and Restated 1997 Stock Option Plan	3,000,000	2,525,965	$ 22.67	$ 27.04
1998 Stock Option Plan	3,000,000	2,280,501	$ 17.75	$ 25.67
Amended and Restated 2002 Stock Option Plan	1,500,000	–	–	–
Total	9,400,000	6,621,104		

(1) Exercise prices have been split adjusted, where applicable.

(2) Inclusive of options subsequently forfeited by grantees and exclusive of share grants.

Options granted to employees generally vest in three equal installments on the first, second and third anniversaries of the date of the grant.

The independent directors of the Company have been granted options to purchase 116,000 shares of Class A common stock pursuant to the Amended and Restated 1995 Stock Option Plan at exercise prices ranging from $12.04 to $25.56 per share and options to purchase 43,000 shares of Class A common stock pursuant to the Amended and Restated 1997 Stock Option Plan at exercise prices ranging from $24.70 to $25.23 per share. The options granted to the independent directors were exercisable on the date of the grant.

Two former independent directors of the Company were previously granted options to purchase 62,500 shares of Class A common stock pursuant to the Amended and Restated 1995 Stock Option Plan. During 2002, these former independent directors exercised 26,000 options resulting in proceeds to the Company of approximately $422,000.

During 2003 and 2002, employees exercised 58,809 and 389,283 options, respectively, resulting in proceeds to the Company of approximately $1.0 million and $5.9 million, respectively.

Prior to 2002, the Company applied APB No. 25 and related interpretations in accounting for its Plans and reported only pro forma information regarding net income and earnings per share determined as if the Company had accounted for its Plans under the fair value method as required by Statement No. 123 in the footnotes to its financial statements.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table summarizes the Company's stock option activity and related information:

	Options	Weighted-average exercise price
Outstanding – January 1, 2001	5,486,584	$ 22.70
Granted	177,500	$ 22.61
Exercised	(182,596)	$ 15.41
Forfeited	(118,133)	$ 22.84
Outstanding – December 31, 2001	5,363,355	$ 23.16
Granted	47,500	$ 24.87
Exercised	(415,283)	$ 15.20
Forfeited	(82,002)	$ 23.95
Outstanding – December 31, 2002	4,913,570	$ 24.17
Granted	–	–
Exercised	(58,809)	$ 17.57
Forfeited	(90,917)	$ 24.65
Outstanding – December 31, 2003	4,763,844	$ 24.26

The following table sets forth the weighted average fair value of options granted for the years ended December 31, and the weighted average per share exercise price and vested options exercisable at December 31:

	2003	2002	2001
Weighted average fair value of options granted	$ **1.37**	$ 1.43	$ 1.94
Weighted average per share exercise price	$ **23.82**	$ 22.85	$ 22.70
Vested options exercisable	**4,715,511**	4,575,181	4,498,828

Exercise prices for options outstanding, under all Plans, as of December 31, 2003 ranged from $12.04 per share to $27.04 per share. The weighted average remaining contractual life of those options is approximately 4.77 years.

8. RELATED PARTY TRANSACTIONS

In connection with the IPO, the Company was granted ten year options to acquire ten properties (the "Option Properties") which were either owned by certain Rechler family members who were also executive officers of the Company, or in which the Rechler family members owned a non-controlling minority interest at a price based upon an agreed upon formula. In years prior to 2001, one Option Property was sold by the Rechler family members to a third party and four of the Option Properties were acquired by the Company for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 OP Units valued at approximately $8.8 million.

On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio, four of the five remaining options (the "Remaining Option Properties") granted to the Company at the time of the IPO to purchase interests in properties owned by Rechler family members were terminated. In return the Company received an aggregate payment from the Rechler family members of $972,000. Rechler family members have also agreed to extend the term of the remaining option on the property located at 225 Broadhollow Road, Melville, NY (the Company's current headquarters) for five years and to release the Company from approximately 15,500 square feet under its lease at this property. In connection with the restructuring of the remaining option the Rechler family members paid the Company $1 million in return for the Company's agreement not to exercise the option during the next three years. As part of the agreement, the exercise price of the option payable by the Company was increased by $1 million.

As part of the Company's REIT structure it is provided management, leasing and construction related services through taxable REIT subsidiaries as defined by the Code. These services are currently provided by the Service Companies in which, as of September 30, 2002, the Operating Partnership owned a 97% non-controlling interest. An entity which is substantially owned by certain Rechler family members who are also executive officers of the Company owned a 3% controlling interest in the Service Companies. In order to minimize the potential for corporate conflicts of interests, which became possible as a result of changes to the Code that permit REITs to own 100% of taxable REIT subsidiaries, the independent directors of the Company approved the purchase by the Operating Partnership of the remaining 3% interests in the Service Companies. On October 1, 2002, the Operating Partnership acquired such 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. Such amount was less than the total amount of capital contributed by the Rechler family members. During the year ended December 31, 2003, Reckson Construction Group, Inc. billed approximately $775,000 of market rate services and Reckson Management Group, Inc. billed approximately $279,000 of market rate management fees to the Remaining Option Properties. In addition, for the year ended December 31, 2003, Reckson Construction Group, Inc. performed market rate services, aggregating approximately $207,000, for a property in which certain former executive officers of the Company maintain an equity interest.

Reckson Management Group, Inc. leases approximately 28,000 square feet of office and storage space at a Remaining Option Property located at 225 Broad Hollow Road, Melville, New York for its corporate offices at an annual base rent of approximately $ 785,000. The Company had also entered into a short-term license agreement at the property for 6,000 square feet of temporary space, which expired in January 2004. Reckson Management Group, Inc. also leases 10,722 square feet of warehouse space used for equipment, materials and inventory storage at a property owned by certain members of the Rechler family at an annual base rent of approximately $75,000.

A company affiliated with an independent director of the Company leases 15,566 square feet in a property owned by the Company at an annual base rent of approximately $447,000. Reckson Strategic Venture Partners, LLC ("RSVP") leased 5,144 square feet in one of the Company's joint venture properties at an annual base rent of approximately $176,000. On June 15, 2003, this lease was mutually terminated and RSVP vacated the premises.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc. ("FrontLine"), and RSVP. RSVP is a real estate venture capital fund which invested primarily in real estate and real estate operating companies outside the Company's core office focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2003 approximately $109.1 million was funded under the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2003, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.

At December 31, 2001, the Company, pursuant to Section 166 of the Code, charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, the Company charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and on June 12, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

In September 2003, RSVP completed the restructuring of its capital structure and management arrangements. In connection with the restructuring, RSVP redeemed the interest of the preferred equity holders of RSVP for an aggregate of approximately $137 million in cash including proceeds from the disposition of all of the privatization and medical offices assets and the transfer to the preferred equity holders of the assets that comprised RSVP's parking investment valued at approximately $28.5 million. RSVP also restructured its management arrangements whereby a management company formed by its former managing directors has been retained to manage RSVP pursuant to a management agreement and the employment contracts of the managing directors with RSVP have been terminated. The management agreement provides for an annual base management fee and disposition fees equal to 2% of the net proceeds received by RSVP on asset sales. (The base management fee and disposition fees are subject to a maximum over the term of the agreement of $7.5 million.) In addition, the managing directors retained a one-third residual interest in RSVP's assets, which is subordinated to the distribution of an aggregate amount of $75 million to RSVP and/or the Company in respect of its joint ventures with RSVP. The management agreement has a three-year term, subject to early termination in the event of the disposition of all of the assets of RSVP.

In connection with the restructuring, RSVP and certain of its affiliates obtained a $60 million secured loan. In connection with this loan, the Operating Partnership agreed to indemnify the lender in respect of any environmental liabilities incurred with regard to RSVP's remaining assets in which the Operating Partnership has a joint venture interest (primarily certain student housing assets held by RSVP) and guaranteed the obligation of an affiliate of RSVP to the lender in an amount up to $6 million plus collection costs for any losses incurred by the lender as a result of certain acts of malfeasance on the part of RSVP and/or its affiliates. The loan is scheduled to mature in 2006 and is expected to be repaid from proceeds of asset sales by RSVP.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments is approximately $65 million, which was reassessed with no change by management as of December 31, 2003. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet.

Scott H. Rechler, who serves as President, Chief Executive Officer and a director of the Company, serves as CEO and Chairman of the Board of Directors of FrontLine and is its sole board member. Scott H. Rechler also serves as a member of the management committee of RSVP.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB Statement No. 107, "Disclosures About *Fair Value of Financial Instruments*", management has made the following disclosures of estimated fair value at December 31, 2003 as required by FASB Statement No. 107.

Cash equivalents, accounts receivable, accounts payable and accrued expenses and variable rate debts are carried at amounts which reasonably approximate their fair values.

The fair value of the Company's long-term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long-term debt, mortgage notes and notes receivable of similar risk and duration. At December 31, 2003, the estimated aggregate fair value of the Company's notes and mortgage notes receivable exceeded their carrying value by approximately $878,000 and the aggregate fair value of the Company's long term debt exceeded its carrying value by approximately $84.7 million.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10. RENTAL INCOME

The Company's properties are being leased to tenants under operating leases. The minimum rental amount due under certain leases is generally either subject to scheduled fixed increases or indexed escalations. In addition, the leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above base year costs.

Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 2003 are as follows (in thousands):

2004	$ 365,498
2005	333,839
2006	299,722
2007	268,567
2008	240,758
Thereafter	1,269,856
	$2,778,240

11. SEGMENT DISCLOSURE

The Company owns all of the interests in its real estate properties directly or indirectly through the Operating Partnership. The Company's portfolio consists of Class A office properties located within the New York City metropolitan area and Class A suburban office and industrial / R&D properties located and operated within the Tri-State Area (the "Core Portfolio"). The Company's portfolio also includes one office property located in Orlando, Florida. The Company has formed an Operating Committee that reports directly to the President and Chief Financial Officer who have been identified as the Chief Operating Decision Makers due to their final authority over resource allocation, decisions and performance assessment.

The Company does not consider (i) interest incurred on its Credit Facility and Senior Unsecured Notes, (ii) the operating performance of the office property located in Orlando, Florida, (iii) the operating performance of those properties reflected as discontinued operations on the Company's consolidated statements of operations, (iv) the operating results of the Service Companies and (v) restructure charges as part of its Core Portfolio's property operating performance for purposes of its component disclosure set forth below.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. In addition, amounts reflected have been adjusted to give effect to the Company's discontinued operations in accordance with Statement No. 144.

The following tables set forth the components of the Company's revenues and expenses and other related disclosures, as required by FASB Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information", for the years ended December 31 (in thousands):

	2003		
	Core Portfolio	**Other**	**Consolidated Totals**
Revenues:			
Base rents, tenant escalations and reimbursements	$ 438,684	$ 7,097	$ 445,781
Other income	3,165	21,336	24,501
Total Revenues	441,849	28,433	470,282
Expenses:			
Property expenses	176,748	3,663	180,411
Marketing, general and administrative	16,078	16,668	32,746
Interest	51,098	31,389	82,487
Restructure charges – net	–	11,580	11,580
Depreciation and amortization	102,867	6,372	109,239
Total Expenses	346,791	69,672	416,463
Income (loss) before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate and discontinued operations	$ 95,058	$ (41,239)	$ 53,819
Total assets	$2,494,769	$252,226	$2,746,995

	2002		
	Core Portfolio	Other	Consolidated Totals
Revenues:			
Base rents, tenant escalations and reimbursements	$ 442,485	$ 8,264	$ 450,749
Other income	380	6,940	7,320
Total Revenues	442,865	15,204	458,069
Expenses:			
Property expenses	158,713	4,318	163,031
Marketing, general and administrative	16,322	12,892	29,214
Interest	44,028	39,281	83,309
Depreciation and amortization	94,167	8,277	102,444
Total Expenses	313,230	64,768	377,998
Income (loss) before minority interests, preferred dividends and distributions, equity in earnings of real estate jointventures and service companies, gain on sales of real estate and discontinued operations	$ 129,635	$ (49,564)	$ 80,071
Total assets	$2,488,863	$419,057	$2,907,920

	2001		
	Core Portfolio	Other	Consolidated Totals
Revenues:			
Base rents, tenant escalations and reimbursements	$ 438,307	$ 9,256	$ 447,563
Other income	4,133	16,123	20,256
Total Revenues	442,440	25,379	467,819
Expenses:			
Property expenses	153,043	2,934	155,977
Marketing, general and administrative	18,155	10,087	28,242
Interest	38,047	44,592	82,639
Depreciation and amortization	84,550	7,628	92,178
Total Expenses	293,795	65,241	359,036
Income (loss) before minority interests, preferred dividends and distributions, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate and discontinued operations	$ 148,645	$ (39,862)	$ 108,783
Total assets	$2,569,774	$424,444	$2,994,218

12. NON-CASH INVESTING AND FINANCING ACTIVITIES

Additional supplemental disclosures of non-cash investing and financing activities are as follows:

On August 7, 2003, the Company issued 465,845 Class C OP Units valued at $24.00 per unit in connection with its acquisition of a Class A office property located in Stamford, Connecticut.

On October 24, 2003, the Company gave notice to its Class B common stockholders that it would exercise its option to exchange 100% of its Class B common stock outstanding (9,915,313 shares) on November 25, 2003 for an equal number of shares of its Class A common stock. Such exchange occurred on November 25, 2003.

On November 10, 2003, as partial consideration for the Company's sale of its Long Island industrial building portfolio to the departing Rechler family members, the Company redeemed and retired, approximately 3.9 million OP Units valued at approximately $90.4 million or $23.00 per share. In addition, as further consideration, the Company assigned approximately $6.0 million of mortgage indebtedness to the purchaser.

During the year ended December 31, 2003, certain limited partners exchanged approximately 258,000 OP Units for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2002, certain limited partners exchanged approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, certain limited partners exchanged 666,468 OP Units for an equal number of shares of the Company's Class A common stock.

13. COMMITMENTS AND CONTINGENCIES

The Company has entered into amended and restated employment and noncompetition agreements with three executive officers. The agreements are for five years and expire on August 15, 2005. The Company has also entered into employment agreements with two additional officers prior to their appointment as executive officers. These agreements expire in July of 2004 and December of 2006, respectively.

The Company had outstanding undrawn letters of credit against its Credit Facility of approximately $1.0 million at December 31, 2003 and 2002.

The Company, through its Service Companies, sponsors a defined contribution savings plan pursuant to Section 401(k) of the Code. Under such plan, there are no prior service costs. Employees are generally eligible to participate in the plan after three months of service. Employer contributions are based on a discretionary amount determined by the Company's management. As of December 31, 2003, the Company has not made any contributions to the plan. Commencing with the calendar year beginning January 1, 2004, the Company has elected to match 50% to eligible participants deferral contribution up to 3% of their annual compensation, as defined, up to an aggregate of $1,000 per employee per year.

A number of shareholder derivative actions have been commenced purportedly on behalf of the Company against the Board of Directors relating to the Disposition. The complaints allege, among other things, that the process by which the directors agreed to the transaction was not sufficiently independent of the Rechler family and did not involve a "market check" or third party auction process and, as a result, was not for adequate consideration. The plaintiffs seek similar relief, including a declaration that the directors violated their fiduciary duties and damages. The Company's management believes that the complaints are without merit.

HQ Global Workplaces, Inc. ("HQ"), one of the largest providers of flexible officing solutions in the world and which was formerly controlled by FrontLine, previously operated eleven executive office centers comprising approximately 205,000 square feet at the Company's properties, including two operated at the Company's joint venture properties. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code and subsequently rejected three of its leases with the Company and surrendered approximately an additional 20,500 square feet from two other leases. The Company has since re-leased 100% of the rejected space. In September 2003, the Bankruptcy Court approved the assumption and amendment by HQ of its remaining eight leases with the Company. The assumed leases expire between 2007 and 2011, encompass approximately 150,000 square feet and provide for current annual base rents totaling approximately $3.5 million. A committee designated by the Board and chaired by an independent director conducted all negotiations with HQ.

WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased approximately 527,000 square feet in thirteenof the Company's properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The Bankruptcy Court granted WorldCom's petition to reject four of its leases with the Company. The four rejected leases aggregated approximately 282,000 square feet and were to provide for contractual base rents of approximately $7.2 million for the 2003 calendar year. The Company has agreed to restructure five of the remaining leases. Pursuant to WorldCom's Plan of Reorganization, which has been confirmed by the Bankruptcy Court, WorldCom must assume or reject the remaining leases prior to the effective date of the Plan. The effective date of the Plan is estimated to occur during the first quarter of 2004. All of WorldCom's leases are current on base rental charges through March 31, 2004, other than under the four rejected leases, and the Company currently holds approximately $195,000 in security deposits relating to the non-rejected leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with the Company.

As of December 31, 2003, WorldCom occupied approximately 245,000 square feet of office space with aggregate annual base rental revenues of approximately $4.1 million, or 1.1% of the Company's total 2003 annualized rental revenue based on base rental revenue earned on a consolidated basis.

14. INCOME TAXES

The following table sets forth the Company's reconciliation of GAAP net income to taxable income for the years ended December 31 (in thousands and unaudited):

	2003 (estimated)	2002	2001
GAAP net income (loss)	$ 163,521	$ 76,368	$ (36,001)
Minority interests and distributions to preferred unit holders	20,557	24,241	10,630
Add: GAAP depreciation and amortization	116,636	112,341	102,108
Less: Tax depreciation and amortization	(76,309)	(76,001)	(73,330)
GAAP / tax difference on gains / losses from capital transactions	(111,257)	5,024	(5,828)
Straight-line rental income adjustment	(16,743)	(26,567)	(41,489)
GAAP / tax difference on reserve charge-off	–	(85,000)	97,056
Other GAAP / tax differences, net	596	3,126	12,636
Taxable income before minority interests	97,001	33,532	65,782
Minority interests	(25,359)	(20,786)	(20,451)
Taxable income to REIT	$ 71,642	$ 12,746	$ 45,331

The following table sets forth the Company's reconciliation of cash distributions to the dividends paid deduction for the years ended December 31 (in thousands):

	2003 (estimated)	2002	2001
Total cash distributions	$ 129,675	$ 134,976	$ 124,942
Less: Cash distributions on restricted shares	(1,105)	(1,476)	(1,560)
Return of capital	(56,687)	(123,450)	(74,691)
Cash dividends paid	71,883	10,050	48,691
Less: dividends designated to prior year	–	–	–
Add: dividends designated from following year	–	–	–
Dividends paid deduction	$ 71,883	$ 10,050	$ 48,691

The following tables set forth the characterization of the Company's taxable distributions per share on its Class A common stock and Class B common stock for the years ended December 31:

Class A common stock	2003 (estimated)		2002		2001	
Ordinary income	$ .640	37.7%	$ —	–	$ .349	21.5%
Return of capital	.897	52.8%	1.698	100.0%	1.192	73.5%
Long-term rate capital gains	.105	6.2%	–	–	.019	1.2%
Unrecaptured Section 1250 gain	.056	3.3%	–	–	.061	3.8%
Totals	$ 1.698	100.0%	$ 1.698	100.0%	$ 1.621	100.0%

Class B common stock	2003 (estimated)		2002		2001	
Ordinary income	$ .976	37.7%	$ —	–	$ .537	21.5%
Return of capital	1.367	52.8%	2.593	100.0%	1.838	73.5%
Long-term rate capital gains	.160	6.2%	–	–	.029	1.2%
Unrecaptured Section 1250 gain	.085	3.3%	–	–	.094	3.8%
Totals	$ 2.588	100.0%	$ 2.593	100.0%	$ 2.498	100.0%

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following summary represents the Company's results of operations for each fiscal quarter during 2003 and 2002 (in thousands, except share amounts):

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues as previously reported	$ 130,760	$ 127,412	$ 118,105	$ 118,679
Revenues from discontinued operations [(a)]	(12,440)	(12,234)	–	–
Total revenues [(b)]	$ 118,320	$ 115,178	$ 118,105	$ 118,679
Income before preferred dividends and distributions, minority interests, equity (loss) in earnings of real estate joint ventures and service companies, gain on sales of real estate and discontinued operations	$ 16,795	$ 15,101	$ 16,149	$ 5,774
Preferred dividends and distributions	(5,590)	(5,591)	(5,589)	(5,590)
Minority interests	(5,373)	(4,843)	(5,057)	(4,191)
Equity (loss) in earnings of real estate joint ventures and service companies	106	(270)	134	60
Discontinued operations (net of limited partners' minority interest)	2,725	3,188	4,372	119,944
Net income allocable to common shareholders	$ 8,663	$ 7,585	$ 10,009	$ 115,997
Net income allocable to:				
Class A common shareholders	$ 6,595	$ 5,769	$ 7,613	$ 104,989
Class B common shareholders	2,068	1,816	2,396	11,008
Total	$ 8,663	$ 7,585	$ 10,009	$ 115,997
Basic net income per weighted average common share:				
Class A common	$ .10	$ .07	$ .09	$ (.07)
Discontinued operations	.04	.05	.07	2.08
Basic net income per weighted average Class A common share	$ .14	$ .12	$ .16	$ 2.01
Class B common	$ .14	$ .11	$ .13	$ (.06)
Discontinued operations	.07	.07	.11	1.92
Basic net income per weighted average Class B common	$ .21	$ .18	$ .24	$ 1.86
Basic weighted average common shares outstanding:				
Class A common	48,200,946	48,000,995	48,009,138	52,124,705
Class B common	9,915,313	9,915,313	9,915,313	5,927,633
Diluted net income per weighted average common share:				
Class A common	$ .14	$ .12	$ .16	$ 2.00
Class B common	$ .15	$ .13	$ .17	$ 1.77
Diluted weighted average common shares outstanding:				
Class A common	48,320,129	48,188,172	48,179,428	52,400,068
Class B common	9,915,313	9.915,313	9,915,313	5,927,633

[(a)] excludes revenues from discontinued operations which were previously excluded from total revenues as previously reported

[(b)] amounts have been adjusted to give effect to the Company's discontinued operations in accordance with Statement No. 144.Reckson Associates Realty Corp.

Quarterly Financial Data (Unaudited) (continued)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues as previously reported	$ 125,467	$ 125,635	$ 128,782	$ 128,842
Revenues from discontinued operations [a]	(12,361)	(12,920)	(11,815)	(12,426)
Gain on sales of real estate and equity in earnings of real estate joint ventures and service companies	(872)	(159)	(104)	–
Total revenues [b]	$ 112,234	$ 112,556	$ 116,863	$ 116,416
Income before preferred dividends and distributions, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate and discontinued operations	$ 24,210	$ 21,403	$ 19,000	$ 15,458
Preferred dividends and distributions	(5,948)	(5,767)	(5,760)	(5,648)
Minority interests	(6,628)	(5,988)	(5,292)	(5,045)
Equity in earnings of real estate joint ventures and service Companies	335	159	104	515
Gain on sales of real estate	537	–	–	–
Discontinued operations (net of limited partners' minority interest)	3,476	3,998	8,082	3,332
Net income allocable to common shareholders	$ 15,982	$ 13,805	$ 16,134	$ 8,612
Net income allocable to:				
Class A common shareholders	$ 12,159	$ 10,548	$ 12,334	$ 6,563
Class B common shareholders	3,823	3,257	3,800	2,049
Total	$ 15,982	$ 13,805	$ 16,134	$ 8,612
Basic net income per weighted average common share:				
Class A common	$ .18	$ .15	$ .13	$ .09
Gain on sales of real estate	.01	–	–	–
Discontinued operations	.05	.06	.12	.05
Basic net income per weighted average Class A common	$ .24	$ .21	$ .25	$ .14
Class B common	$ .28	$ .23	$ .19	$ .13
Gain on sales of real estate	.01	–	–	–
Discontinued operations	.08	.09	.19	.08
Basic net income per weighted average Class B common	$ .37	$ .32	$ .38	$ .21
Basic weighted average common shares outstanding:				
Class A common	50,013,140	50,775,300	49,525,372	48,383,554
Class B common	10,283,513	10,283,513	10,010,423	9,915,313
Diluted net income per weighted average common share:				
Class A common	$ .24	$ .21	$ .25	$ .14
Class B common	$ .26	$ .22	$ .26	$ .15
Diluted weighted average common shares outstanding:				
Class A common	50,350,189	51,164,788	49,825,400	48,551,222
Class B common	10,283,513	10,283,513	10,010,423	9,915,313

[a] excludes revenues from discontinued operations, which were previously excluded from total revenues as previously reported.

(b) amounts have been adjusted to give effect to the Company's discontinued operations in accordance with Statement No. 144.

RECKSON ASSOCIATES REALTY CORP.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Reckson Associates Realty Corp.

We have audited the accompanying consolidated balance sheets of Reckson Associates Realty Corp. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reckson Associates Realty Corp. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 17, 2004

RECKSON ASSOCIATES REALTY CORP.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

Class A Common Stock

The Company's Class A common stock began trading on the New York Stock Exchange ("NYSE") on May 25, 1995, under the symbol "RA". On March 4, 2004, the reported closing price per share of the Company's Class A common stock on the NYSE was $27.65, and there were approximately 528 holders of record of the Company's Class A common stock.

The following table sets forth the quarterly high and low closing prices per share of the Company's Class A common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

	High	Low	Distribution
March 31, 2002	$ 24.68	$ 22.54	$ .4246
June 30, 2002	$ 26.00	$ 24.18	$ .4246
September 30, 2002	$ 24.92	$ 21.08	$ .4246
December 31, 2002	$ 22.95	$ 20.10	$ .4246

	High	Low	Distribution
March 31, 2003	$ 21.40	$ 17.94	$ .4246
June 30, 2003	$ 21.24	$ 18.40	$ .4246
September 30, 2003	$ 23.47	$ 20.85	$ .4246
December 31, 2003	$ 24.47	$ 22.22	$ .4246

Class B Common Stock

The Company's Class B common stock began trading on the NYSE on May 25, 1999 under the symbol "RA.B". On November 25, 2003, the Company elected to exchange all of its Class B common stock for an equal number of shares of its Class A common stock. As a result, the Class B common stock ceased trading.

The following table sets forth the quarterly high and low closing prices per share of the Company's Class B common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

	High	Low	Distribution
March 31, 2002	$ 25.76	$ 23.86	$ .6492
June 30, 2002	$ 27.07	$ 25.30	$ .6485[1]
September 30, 2002	$ 25.95	$ 22.30	$ .6471
December 31, 2002	$ 23.88	$ 20.70	$ .6471

	High	Low	Distribution
March 31, 2003	$ 22.50	$ 18.40	$ .6471
June 30, 2003	$ 21.61	$ 19.00	$ .6471
September 30, 2003	$ 23.45	$ 20.83	$ .6471
December 31, 2003	$ 24.08	$ 22.35	$ .6471

(1) Commencing with the distribution for the three-month period ended July 31, 2002; the Board of Directors of the Company decreased the quarterly distribution to $.6471 per share, which is equivalent to an annual distribution of $2.5884 per share.

BOARD OF DIRECTORS AND CORPORATE OFFICERS

Donald Rechler
Chairman of the Board
Director since 1994

Scott Rechler
Director
President
Chief Executive Officer
Director since 1994

Peter Quick
Lead Director
President of the American
Stock Exchange
Director since 2002

Douglas Crocker II
Director
Former Vice Chairman, President
and Chief Executive Officer of
Equity Residential
Director since 2004

John Klein
Director
Chairman and Treasurer of Meyer,
Suozzi, English & Klein, P.C.
Former Suffolk County Executive
Director since 1995

Elizabeth McCaul
Director
Partner of Promontory Financial Group, LLC
Former Superintendent of Banks of
the State of New York
Director since 2004

Ronald Menaker
Director
Managing Director of
J.P. Morgan & Co. Inc. (Retired)
President and Director of
J.P. Morgan Services, Inc. (Retired)
Director since 2002

Lewis Ranieri
Director
Chairman of Hyperion Partners
Director since 1997

Stanley Steinberg
Director
Former Chairman and Chief Executive
Officer of Sony Retail Entertainment
Former Executive Vice President and
Chief Operating Officer of
Walt Disney Imagineering
Director since 2004

Conrad Stephenson
Director
Real Estate Consultant
Director since 1995

Scott Rechler
President
Chief Executive Officer

Michael Maturo
Executive Vice President
Chief Financial Officer
Treasurer
Chairman of the Investment Committee

Jason Barnett
Executive Vice President
General Counsel
Secretary

Salvatore Campofranco
Executive Vice President
Chief Operating Officer

F. D. Rich III
Executive Vice President
Chief Administrative Officer

Philip Waterman III
Executive Vice President
Chief Development Officer
Managing Director, New York City

Richard Conniff
Corporate Senior Vice President
Investments

Todd Rechler
Corporate Senior Vice President
Managing Director, New Jersey

CORPORATE INFORMATION

INVESTOR RELATIONS

For questions about the Company, to subscribe to the Company's e-mail distribution list, or to request corporate information such as a copy of the Company's Form 10-K and annual report filed with the Securities and Exchange Commission, please contact Susan McGuire, Vice President Investor Relations, at the Company's corporate headquarters or send requests by e-mail to investorrelations@reckson.com. For additional information, please visit the Company's web site at www.reckson.com.

STOCK LISTINGS

The stock of Reckson Associates Realty Corp. is traded on the New York Stock Exchange under the following symbols:

Common Stock: RA
Series A Preferred Stock: RA A

Note that symbols may vary by stock quote provider.

CORPORATE HEADQUARTERS

225 Broadhollow Road
Melville, New York 11747-4883
Telephone: (631) 694-6900
(888) RECKSON
Facsimile: (631) 622-6790

REGIONAL OFFICES

Westchester/Connecticut Division
360 Hamilton Avenue
White Plains, New York 10601
(914) 750-7200

New Jersey Division
51 JFK Parkway
Short Hills, New Jersey 07078
(973) 313-3300

New York City Division
1350 Avenue of the Americas
New York, New York 10019
(212) 753-6600

CORPORATE COUNSEL

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Times Square
New York, New York 10036

TRANSFER AGENT AND REGISTRAR

For address changes, dividend payment questions, registration changes or lost stock certificates, please contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449
www.amstock.com

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Reckson Associates Realty Corp. will be held on Wednesday, June 2, 2004 at 10:30 a.m. at 1350 Avenue of the Americas, New York, New York, in the MGM Theater.

In compliance with Section 302 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission adopted thereunder, the Company has filed, as exhibits to its annual report on Form 10-K, certifications from its Chief Executive Officer and President and its Executive Vice President, Chief Financial Officer and Treasurer regarding the quality of the Company's public disclosure.

Certain matters discussed within this annual report, including guidance concerning the Company's future performance, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of results and no assurance can be given that the expected results will be delivered. Such forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those expected. Among those risks, trends and uncertainties are the general economic climate, including the conditions affecting industries in which our principal tenants compete; financial condition of our tenants; changes in the supply of and demand for office properties in the New York Tri-State area; changes in interest rate levels; changes in the Company's credit ratings; changes in the Company's cost of and access to capital; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; changes in operating costs, including utility, real estate taxes, security and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; liability for uninsured losses or environmental matters; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. For further information on factors that could impact Reckson, reference is made to Reckson's filings with the Securities and Exchange Commission. Reckson undertakes no responsibility to update or supplement information contained in this annual report.





RECKSON ASSOCIATES REALTY CORP.

www.reckson.com